

ROBERT HALF INTERNATIONAL

A Global Leader in Professional Services Since 1948

2006 ANNUAL REPORT

SELECTED FINANCIAL DATA

(in millions, except per share amounts)

Years ended December 31,	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
INCOME STATEMENT DATA:											
Net service revenues	$ 4,013.5	$ 3,338.4	$ 2,675.7	$ 1,975.0	$ 1,905.0	$ 2,452.9	$ 2,699.3	$ 2,081.3	$ 1,793.0	$ 1,302.9	$ 898.6
Net income	$ 283.2	$ 237.9	$ 140.6	$ 6.4	$ 2.2	$ 121.1	$ 186.1	$ 141.4	$ 131.6	$ 93.7	$ 61.1
Diluted net income per share	$ 1.65	$ 1.36	$ .79	$ .04	$ .01	$ .67	$ 1.00	$ .77	$ .69	$ .50	$ .33
Diluted shares	171.7	174.4	176.9	173.2	177.8	181.5	186.1	184.6	189.6	188.0	183.0
CASH FLOW DATA:											
Net cash flows provided by operating activities	$ 376.2	$ 327.5	$ 161.8	$ 112.8	$ 161.2	$ 275.8	$ 267.1	$ 157.3	$ 189.1	$ 103.1	$ 67.0
Capital expenditures	$ 80.4	$ 61.8	$ 32.9	$ 36.8	$ 47.4	$ 84.7	$ 74.0	$ 52.6	$ 67.2	$ 32.0	$ 18.0
BALANCE SHEET DATA AT YEAR-END:											
Total assets	$ 1,459.0	$ 1,318.7	$ 1,198.7	$ 985.6	$ 938.0	$ 994.2	$ 971.0	$ 777.2	$ 703.7	$ 561.4	$ 416.0
Debt financing	$ 4.2	$ 3.1	$ 2.3	$ 2.4	$ 2.5	$ 2.7	$ 3.8	$ 3.5	$ 4.7	$ 8.2	$ 6.6
Stockholders' equity	$ 1,042.7	$ 970.9	$ 911.9	$ 788.7	$ 745.0	$ 805.7	$ 718.5	$ 576.1	$ 522.5	$ 418.8	$ 308.4

All shares and per share amounts have been restated retroactively to reflect the two-for-one stock split effected in the form of a stock dividend in June 2000, the three-for-two split effected in the form of a stock dividend in September 1997, and the two-for-one stock split effected in the form of a stock dividend in June 1996.

Revenues
(in millions)



$5,000
$4,000
$3,000
$2,000
$1,000
0
96 97 98 99 00 01 02 03 04 05 06

Net Cash Flows Provided by Operating Activities
(in millions)



$400
$350
$300
$250
$200
$150
$100
$50
0
96 97 98 99 00 01 02 03 04 05 06

BUSINESS HIGHLIGHTS

- Revenues were a record $4.0 billion in 2006, up 20 percent from the $3.3 billion reported in 2005.
- Net income was $283 million, an increase of 19 percent from 2005.
- Earnings per share were $1.65, compared with $1.36 in 2005.
- The fourth quarter of 2006 marked the company's 15th consecutive quarter of sequential revenue and earnings growth.
- For the 10-year period from December 31, 1996, to December 31, 2006, RHI's cumulative total return to investors was 234.4 percent. The compounded annual rate of return was 12.8 percent.
- We continued to produce strong cash flow from operations. We ended 2006 with $447 million in cash and cash equivalents, and virtually no debt.
- Our staffing divisions opened locations in China, Japan, Singapore, Spain and Switzerland. RHI has staffing operations in 97 locations in 17 countries outside the United States.
- Protiviti's international footprint extended to Brazil, Germany and India in 2006. At year end, Protiviti had 57 locations in 15 countries in the Americas, Europe and the Asia-Pacific region.
- In January 2007, RHI was named for the sixth time to the Forbes Platinum 400, an exclusive list of the best big companies in America.
- In March 2007, *Fortune* magazine included RHI on its list of "America's Most Admired Companies." We ranked number one in our industry.

Comparative Investor Returns –
Compounded Average Annual Growth Rates
(10 years ended December 31, 2006)



15%
12%
9%
6%
3%
0
6.7%
12.8%
S & P 500
RHI

TO OUR STOCKHOLDERS



Harold M. Messmer, Jr.
Chairman and
Chief Executive Officer



M. Keith Waddell
Vice Chairman, President and
Chief Financial Officer

Robert Half International had a successful year in 2006. We reported our first billion-dollar revenue quarter and exceeded $4 billion in yearly revenues for the first time in our history. Annual revenues increased 20 percent from 2005, were double the level of just three years ago, and were four times those of a decade earlier.

Growth in our staffing and consulting divisions was broad-based. Robert Half Finance & Accounting, our permanent placement division, performed exceptionally well amid robust demand for accounting and finance talent. Protiviti, our subsidiary that provides business and technology risk consulting and internal audit services, continued to expand, with much of last year's growth in international markets.

The U.S. economy remained healthy in 2006, with above-trend growth rates. The overall unemployment rate dropped from 4.7 percent at the year's outset to 4.5 percent in December before inching up to 4.6 percent in January 2007. The jobless rate for college graduates, our main candidate base, was under 2 percent at year end. We view the low rate for that group as an indicator of the tighter labor supply in professional occupations. Good job growth continued in 2006. The Labor Department recently put last year's employment growth at 2.2 million jobs, which continued the favorable trend underway since the last recession ended.

Most companies remain focused on issues of corporate governance and internal control over financial reporting. In the United States, many small businesses are just beginning to address Sarbanes-Oxley compliance. Larger SEC registrants are now focused on more principles-based, top-down and risk-oriented approaches. Overseas, we are seeing selective implementation of similar requirements, particularly in Japan. The continued prominence of these important issues has meant an increase in the number of new accounting jobs. Our staffing divisions and Protiviti are positioned to benefit from these trends.

FINANCIAL CONDITION

Our business continues to produce generous amounts of cash, which was demonstrated once again by our 2006 results. Even after providing the working capital needed for last year's $675 million revenue gain, net cash flow from operating activities was $376 million. We used all of that cash and $11 million more to: 1) invest in the business, 2) repurchase our shares in the open market, 3) pay cash dividends, and 4) complete a few small acquisitions.

Capital expenditures last year were $80 million, or 2 percent of revenues, which is consistent with our five-year average. This year's budget calls for spending of approximately $100 million. About $25 million of last year's outlay was used to install Voice over Internet Protocol (VoIP) technology in North American staffing locations. The project yielded better than expected cost savings and productivity improvements. We also began implementing our PeopleSoft Enterprise Resource Planning software in our facilities in Asia and Australia, both in staffing and Protiviti offices.

Robert Half International is committed to investing in the infrastructure needed to facilitate continued expansion in the United States and internationally. We also believe it is critical to give our employees the tools they need to perform their jobs more efficiently and better serve our clients. Even with planned increases in capital spending, however, it is fair to say that, at 2 percent of revenues, our business is not especially capital-intensive. The business generates ample cash that is available for other purposes.

Among those other purposes, we give a high priority to buying back our own shares. In 1997, our board of directors authorized the initial repurchase of our shares in the open market. Every year since then, we have acquired shares under a series of authorizations. We have purchased 46.6 million shares for $1.1 billion since the initial authorization. Last year, we spent $273 million to acquire 7.9 million shares. There were 11.4 million shares remaining under the current board authorization at year-end 2006, and we expect to fulfill that authorization as appropriate.

The board declared our first cash dividend to shareholders in 2004 – a $0.06 per share quarterly rate. It has elected to increase the payment in each subsequent year. The latest increase, announced in February 2007, puts the quarterly dividend at $0.10 per share, or a $0.40 annual rate. Our board has shown confidence in our ability to sustain a healthy cash flow and maintain our solid financial position. Cash and cash equivalents at December 31, 2006, totaled $447 million. That was just $11 million less than the prior year's balance, despite higher capital spending, the sizable share buyback and an increased cash dividend. We have essentially no short- or long-term debt.

It is no secret that we have long preferred to grow our business organically. The market opportunity exists to do that, and we believe internal expansion generally involves less risk. That does not mean we exclude acquisitions; rather, it means we are very selective. We consider only potential partners who share our service approach, our focus and our commitment to ethical business practices.

Protiviti completed several transactions last year that complemented our range of service offerings. In February, we acquired Creative Options and Radius, two Canadian companies that specialize in the retail sector and focus on delivering loss-prevention and risk management strategies. In March, Protiviti purchased P.G. Lewis & Associates, LLC, a New Jersey-based provider of data forensics services. Then, in December, we completed the acquisition of Enspier Technologies, Inc. Enspier is based in Alexandria, Va., and provides technology and management consulting services to government organizations. Known for its identity-management IT solutions, Enspier has become part of a new unit called Protiviti Government Services, Inc.

Last year, RHI adopted Statement of Financial Accounting Standard No. 123(R), *Share-Based Payment*. Under the provisions of that standard, stock compensation expense reduced last year's pretax income by $17.6 million and earnings by the equivalent of $0.06 per share. The income statement effects should diminish in 2007. That is because, starting in 2005, we significantly reduced the use of stock options in our compensation program. However, the reduced effects will be offset by greater use of restricted stock grants to employees. That program is consistent with our view that, accounting rules aside, equity incentives are important in rewarding, motivating and retaining employees.



REVIEW OF STAFFING TRENDS

Growth trends in the staffing services industry remained strong in 2006. Throughout the industry, 3 million temporary and contract employees went to work each day at the end of the fourth quarter of 2006. U.S. staffing industry revenues reached a record $72.3 billion in 2006.

DIVISIONAL HIGHLIGHTS

- Accountemps is our largest staffing unit. It had revenues of $1.5 billion, a 21 percent increase over 2005. Year-over-year quarterly gains have ranged from 19 percent to 26 percent in each of the last 11 quarters.
- OfficeTeam is our specialized administrative staffing division. It had $776 million in revenues, a 14 percent gain from 2005. OfficeTeam has produced consistent growth, with 11 consecutive quarters of double-digit, year-over-year revenue gains.
- Robert Half Management Resources revenues were $514 million, a 20 percent gain over the previous year. It places senior-level accounting and finance personnel on a project basis. This unit, along with Accountemps, has benefited greatly from the demand for experienced staff to augment corporate accounting teams.
- Robert Half Technology had revenues of $358 million and grew 19 percent from the prior year. This division saw increased demand for skilled professionals in help desk, project management, wireless networking, IT security and applications development.
- Robert Half Finance & Accounting, our permanent placement division, reported revenues of $336 million, up 53 percent from 2005. Its strong showing reflects a shortage of skilled accounting and finance talent.

PROTIVITI

Protiviti made excellent progress on many fronts last year. It grew revenues, broadened its service offerings and client base, expanded geographically, and positioned the business for future growth. Protiviti will soon reach its fifth anniversary and has become an important contributor in that relatively short time. Last year's revenues grew 13 percent to $543 million and accounted for 14 percent of the corporate total. The majority of the gain was produced in international markets, but U.S. revenues also grew.

Protiviti was formed just months before the enactment of the Sarbanes-Oxley Act of 2002. Though we continue to assist clients with ongoing compliance and remediation needs related to Sarbanes-Oxley, the surge in volume related to this legislation has moderated. We have more than compensated for these revenues with those from a widening range of assignments and a longer list of clients.

Protiviti is a recognized leader in internal audit and business and technology risk consulting. The Sarbanes-Oxley environment has seen companies pay much more attention to the internal audit function. Protiviti provides a full range of independent internal audit services – from advising audit committees to complete outsourcing. In business risk consulting, Protiviti is recognized for its expertise in managing risks linked to money laundering, corporate security, fraud investigation and forensic accounting, litigation consulting, and many other services. Technology risk management solutions include those related to security and privacy, continuity, change management, IT asset management, and other areas.

Protiviti extended its global reach in 2006 with offices in Brazil, Germany and India. This business now operates about half of its locations outside of the United States. Establishing a presence in key global markets pressured profitability last year as it required significant investments in infrastructure, additional hiring and training. But we view these as long-term investments in the growth of the business. Protiviti grew its employee base by nearly 30 percent during the year, and many of these new professionals are located outside the United States.

Ten years ago, the major public accounting firms served most of the needs of virtually all of Fortune 1000 America. The situation today differs. New relationships are established daily as businesses evaluate their options. Companies can no longer engage a single provider to handle both external audit and various consulting needs. We compete with the Big Four firms, but we also cooperate: Public accounting firms often refer business to us when conflicts prevent them from performing this work. The quality and deep experience of Protiviti professionals – which we are careful to maintain as we expand – has great appeal as businesses look for alternative service providers.

BUILDING A GLOBAL BRAND

Our international staffing operations had an outstanding year. Annual revenues from staffing activities outside the United States were $714 million, up 28 percent from the prior year and representing 21 percent of total staffing revenues. RHI is one of the few truly global staffing firms specializing exclusively in professional positions, and our continuing focus is on further building our worldwide footprint.

Protiviti's existing operations in selected markets made it easier for us to extend our staffing network to additional countries. This includes Asia, where we have opened staffing locations in Tokyo, Hong Kong and, most recently, Singapore. Japan's upcoming J-SOX mandate, a set of Sarbanes-Oxley-like guidelines, presents new opportunities for both Protiviti and our staffing operations in that country. In Europe, we opened staffing offices in Spain and Switzerland during the year.

Protiviti is building on its reputation as a leading provider of internal audit and risk consulting services as it continues to expand overseas. Our new offices will help us more fully serve U.S.-based global clients, as well as those located in other countries that also have global needs. Last year, Protiviti entered new countries in Asia, Europe and South America. We have hired people we know and respect in these locations, and many brought with them pre-existing relationships with potential clients. This has allowed us to move rapidly and confidently to open new offices.

INTERNATIONAL EXPANSION REQUIRES A CUSTOMIZED APPROACH

When introducing our services in new countries, RHI considers companies' unique needs for skilled professionals and the cultural environment in which these firms do business. Our planning efforts for bringing our recruiting business to Japan offer a good example of why a one-size-fits-all approach would not be successful for us as we expand. Employment in Japan was once considered to be lifelong, with workers frequently spending their entire careers with the same companies. Private-sector job placement services became widely accepted in Japan only within the past decade. While today's workforce is more mobile and mid-career transitions more common, longstanding traditions still exist and honoring these traditions is paramount. With a new generation of workers changing jobs more frequently, the presence of foreign nationals has brought in new ways of managing human capital. The winner in this environment is the recruiting firm that can prove its value to businesses in Japan as a partner in meeting their hiring needs.


Robert Half
日本語
〒 100-0004
1-1-3
03-5219-6633
03-5219-6634
tokyo@roberthalf.jp
ファイナンス & アカウンティング
ファイナンシャル・サービス・グループ
マネジメント・リソース
セールス＆マーケティング
テクノロジー

CORPORATE GOVERNANCE

The Sarbanes-Oxley Act produced the most important reforms in financial reporting and corporate governance that we have seen in decades. The enactment of that law five years ago has led to dramatic changes in the business world. RHI has benefited, as Sarbanes-Oxley and related regulations have been sources of new business. At the same time, as a public company, we have been required to comply with these new mandates. But our belief in the spirit of these laws goes back far more than five years.

RHI was founded in 1948 on the principle of "ethics first." Since then, we have managed the company based on a foundation of business integrity. We believe that, besides its employees, a solid reputation is any company's greatest asset. Sarbanes-Oxley made businesses more aware of the importance of internal controls, ethical practices and corporate governance. As a result, all employees – from executives to entry-level personnel – are paying more attention to the way in which they do business. We believe the new consciousness has produced a healthier, stronger business environment.

We encourage you to review Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on Page 31 of this report. It provides a discussion of our critical accounting policies, recent accounting pronouncements, results of operations and liquidity/capital resources.

LOOKING AHEAD

We look to the future with assets that are unmatched in our business. After nearly 60 years of extensive advertising and promotion, our brands are the most recognizable in our industry segment. Our corporate and field leaders have been seasoned by decades of experience, in both good and bad times. We have earned the industry's best reputation for service and integrity. Our employees have given us high marks repeatedly in internal surveys and media polls, citing RHI as a great place to work. We always have believed that if we care about our clients, candidates and employees, and treat them well, we can build a company with a lasting legacy that will continue to provide value to our stockholders.

We are a growing company in an expanding industry. Economic and demographic trends continue to place a premium on skilled labor in all of the specialty fields in which we operate. The overall U.S. economy continues to expand, and growth in global markets bodes well for our international expansion plans. Staffing shortages are expected to increase as more baby boomers retire. Businesses whose growth is limited by a lack of skilled workers can turn to RHI for assistance.

The emphasis on internal controls and transparency in financial reporting has created a more demanding business environment. Corporate America has responded by strengthening the controls infrastructure. This has produced accounting jobs that did not exist just a few years ago. Shortages are extending into a variety of accounting positions. CPA practitioners polled in a recent survey by the American Institute of Certified Public Accountants, for example, chose "finding and retaining qualified staff" as their most pressing concern. We are well positioned to locate the talent needed to fill these jobs on a project and full-time basis. We have invested in staff training and new offices to meet the demand. RHI University, our internal development program launched several years ago, is updated regularly with innovative best practices to help staff become more productive.

The repercussions of Sarbanes-Oxley continue to provide opportunities for our financial staffing divisions that are separate from, but facilitated by, Protiviti's engagements, contacts and reputation. Nonaccelerated filers who were granted extensions – many of whom are part of our middle-market client base – are still a few years from their first Sarbanes-Oxley filing. Our financial staffing divisions are ready to meet the compliance needs of these businesses.

The competition for talent is global. The International Monetary Fund expects global economic development to approach 5 percent in 2007, the fifth consecutive year of strong expansion and one of the longest periods of uninterrupted growth since World War II. Our international expansion plans position us well to serve businesses worldwide that need assistance in finding specialized talent.

It is expected that growth in professional-level staffing will continue to outpace that of the more developed, general staffing markets. As the global leader in specialized staffing, we believe our business will continue to benefit from this trend.

In the Internet age, brand awareness is more important than ever. As candidates bring their job searches to the Web, the most recognized brand names make up their short lists of whom to consult for assistance. Our marketing, advertising and technology investments give the Robert Half brands far more exposure than those of smaller staffing firms. These investments also give us the ability to respond more quickly to candidates who register on our websites. Most importantly, our technology has been designed to integrate the practices and service quality we have found most successful in the business world into our presence online.

We never could have reached our 2006 milestones without the talent and commitment each RHI professional brings to the job every day. Our management teams in the field and Corporate Services are, quite simply, the best in the industry. Because of their efforts, the Robert Half name stands for ethics, integrity and superior customer service around the world. We would be remiss if we did not take this opportunity to acknowledge their numerous contributions.

We also would like to express our gratitude to the members of RHI's board of directors for their strategic counsel, and to you, our stockholders, for your ongoing support of the business.

Respectfully submitted,

Harold M. Messmer, Jr.
Chairman and
Chief Executive Officer
February 20, 2007

M. Keith Waddell
Vice Chairman, President and
Chief Financial Officer
February 20, 2007



PROFESSIONAL STAFFING SERVICES

Founded in 1948, Robert Half International is the world's first and largest specialized staffing firm. Building on our legacy as the premier provider of professional-level staffing services, we now operate in more than 350 locations in 18 countries.

After nearly 60 years in business, we understand that each of our clients' needs is unique. Robert Half professionals are committed to ensuring that every client relationship is special and the service experience exceptional. No firm is better equipped to offer the specialized expertise to help businesses prosper and grow.

Through our seven staffing divisions, we provide highly skilled professionals on a full-time and project basis in the fields of accounting and finance, office administration, information technology, law, and creative services. Our service culture, extensive global talent networks and commitment to ethics allow the Robert Half brands to consistently earn the long-term allegiance of our customers.

ACCOUNTEMPS

Our clients have access to the industry's most extensive database of top accounting and finance professionals for their needs.

- Established in 1973
- More than 350 locations worldwide
- Temporary accounting, finance and bookkeeping professionals



Business expansion, ongoing corporate governance requirements, and growing workloads in accounting and finance departments have fueled demand for experienced financial professionals who can provide companies with immediate temporary and project-based support. Firms rely increasingly on temporary professionals as a means of accessing specialized skills on an as-needed basis, helping to avoid overhiring in response to cyclical or short-term needs.

Accountemps is the world's first and largest specialized staffing service for temporary accounting, finance and bookkeeping professionals. We provide highly skilled interim employees for our clients in areas such as financial analysis, inventory audit, accounts payable and receivable, payroll, and bookkeeping. Through our Salaried Professional Service in select markets, Accountemps hires individuals on a full-time basis to serve the needs of our clients. These employees can be available for recurring assignments.

Like all Robert Half divisions, Accountemps is distinguished by its unique specialization and service approach. Our staffing managers, many of whom have backgrounds in accounting and finance, excel at matching job candidates' skills and experience with the appropriate client opportunities.

We offer our temporary employees interesting assignments, competitive benefits and opportunities to continue their professional development through online courses and certification options. As a result, the best candidates want to work for Accountemps, and they often refer other highly skilled applicants to us. Our clients have access to the industry's most extensive database of top accounting and finance professionals for their needs. Many businesses also turn to Accountemps when they want to evaluate a prospective new hire's job performance on a temporary basis before extending a full-time offer of employment.

Accountemps has alliances with leading professional associations such as the American Institute of Certified Public Accountants, American Payroll Association, Association of Latino Professionals in Finance and Accounting, and Credit Institute of Canada. These affiliations extend our network within the accounting and finance communities.

Outside North America, Accountemps has relationships with the Chartered Institute of Management Accountants in the United Kingdom, The Institute of Internal Auditors in Belgium and The Netherlands, Institute of Chartered Accountants of England and Wales, and many others.

Accountemps is widely recognized as a resource for companies and individuals on emerging employment and management trends. Through ongoing research and publications such as our annual *Salary Guide* and our *Glossary of Job Descriptions for Accounting and Finance*, we are a source of timely information on topics of interest to employers and job seekers.

As businesses continue to embrace more flexible staffing approaches, Accountemps serves as a valued resource for skilled temporary professionals.

For more information about Accountemps and our services, please visit our website at **www.accountemps.com**.





ROBERT HALF FINANCE & ACCOUNTING

We have strong ties to the accounting and finance communities, developed over nearly 60 years in financial recruitment.

- Established in 1948
- More than 350 locations worldwide
- Professional recruitment services in accounting and finance

The accounting field continues to feel the effects of corporate governance reforms, which have added a new layer of infrastructure in many accounting departments and created jobs that did not exist five years ago. Two other factors – business growth and globalization – are placing added pressure on already lean accounting teams and leading to shortages in many specialty areas. To access the talent they need in this environment, employers are relying on financial recruitment services.

Founded in 1948, Robert Half Finance & Accounting is the world's first and largest specialist in financial recruitment. We are proud of our reputation for providing the highest level of service to the employers and professionals we serve. We help companies locate highly skilled individuals for positions such as controller, financial analyst, internal auditor, senior and staff accountant, credit manager, payroll supervisor, and accounts payable clerk.

The majority of our recruiting managers are former accounting and finance practitioners who understand our clients' human resources requirements and can locate experienced professionals who best fit those needs.

We have strong ties to the accounting and finance communities in our local markets, developed over nearly 60 years in financial recruitment. This gives us access to an unmatched network of accounting and finance professionals for our clients. We also believe in serving as an ongoing resource for the professionals we place. This includes offering them discounted professional association memberships, free continuing professional education credits, and access to industry research and information.

Robert Half Finance & Accounting has enduring relationships with premier professional associations around the world. In the United States and Canada, we have business alliances with organizations such as the American Institute of Certified Public Accountants, American Society of Women Accountants, Credit Institute of Canada and The Institute of Internal Auditors, among others.

Outside of North America, we have business agreements with organizations such as the Belgian Institute of Management Accountants and Controllers, The Institute of Internal Auditors in Belgium and The Netherlands, French Association of Finance Directors and Management Control Directors, Chartered Institute of Management Accountants in the United Kingdom, Institute of Chartered Accountants of England and Wales, and Institute of Chartered Accountants in Australia and New Zealand.

Our global network, value-added resources and demonstrated commitment to clients and job seekers have earned us a reputation for industry leadership and integrity in our business relationships. With locations around the world and unrivaled access to financial professionals with the most sought-after skills, we are well positioned to meet our clients' evolving needs and help job seekers find rewarding positions with leading organizations.

For more information about Robert Half Finance & Accounting and our services, please visit our website at **www.roberthalf.com**.





ROBERT HALF MANAGEMENT RESOURCES

Businesses rely on our highly skilled accounting and finance consultants to fill crucial experience gaps within their organizations.



- Established in 1997
- More than 130 locations worldwide
- Senior-level accounting and finance professionals on a project and interim basis

Financial executives require the assistance of highly skilled professionals to manage today's complex and high-profile initiatives. Companies are expanding the size and skill sets of their accounting and finance teams to manage in-depth financial analysis; financial and regulatory reporting requirements, including internal audit support; merger and acquisition analysis; and the improvement of internal controls.

Businesses rely on our highly skilled accounting and finance consultants to fill crucial experience gaps within their organizations. Robert Half Management Resources provides senior-level accounting and finance professionals on a project and interim basis and serves companies of all sizes, from startups to Fortune 500 firms. Our consultants have a broad range of industry knowledge, and many hold in-demand certifications.

Our network extends throughout North America, Europe and the Asia-Pacific region, which allows us to provide our clients with experienced management talent when and where they need it for special initiatives, and during periods of growth, transition and peak workloads. Our professionals also fill critical positions such as chief financial officer, controller, senior financial analyst and internal audit manager on an interim basis.

Robert Half Management Resources hires selected consultants as full-time employees of our firm. These salaried professionals are available to help clients address long-term or recurring business needs. Because the same consultants can return on a quarterly or annual basis, businesses have the advantage of professionals who are familiar with the company's accounting processes. Our project and full-time consultants possess the same professionalism and focus that our clients expect of their own employees.

Our account executive teams provide another competitive advantage. Composed primarily of former finance and accounting professionals, many of whom possess advanced degrees and professional certifications, these teams fully understand our clients' challenges and are adept at locating consultants with the right skill sets for these needs.

Businesses also look to us as a leading source of information on hiring, compensation and employment trends in the accounting and finance fields. Our resources include *The Quest for Talent: Hiring Patterns, Recruitment and Retention in Internal Auditing* and *Strategic Use of Financial Project Professionals*, as well as ongoing surveys and white papers that offer insights on a variety of issues facing the profession.

We have alliances with top professional organizations around the world. In North America, these groups include the American Institute of Certified Public Accountants, Association of Latino Professionals in Finance and Accounting, The Institute of Internal Auditors, and Financial Executives International.

Outside of North America, we partner with organizations such as the Institute of Chartered Accountants in Australia, DDIM in Germany, Belgian Institute of Management Accountants and Controllers, and The Institute of Internal Auditors in Belgium and The Netherlands.

For more information about Robert Half Management Resources and our services, please visit our website at **www.roberthalfmr.com**.





OFFICETEAM

We provide companies with administrative support professionals who can contribute immediately in any office environment.

- Established in 1991
- More than 300 locations worldwide
- Highly skilled temporary and full-time administrative professionals

The role of administrative staff continues to broaden. Employers expect support professionals to handle responsibilities such as budgeting, project management, Internet research, software training and more. To build teams that can assume these expanded duties, businesses must take a more specialized approach to administrative staffing.

OfficeTeam is a leading provider of highly skilled administrative professionals on a temporary and temporary-to-full-time basis. We provide companies with professionals who can contribute immediately in any office environment. For positions ranging from administrative and executive assistant to receptionist and customer service representative, organizations can rely on OfficeTeam to address staff vacancies and peak workload periods.

OfficeTeam's specialized approach to administrative staffing is reinforced by the backgrounds of our staffing managers, many of whom have prior industry experience in human resources, office technology or administration. Taking a full-service approach, OfficeTeam advises firms on a broad range of administrative staffing issues. Many clients rely on OfficeTeam for temporary-to-full-time candidates – administrative professionals who become full-time employees after the successful completion of their assignments. We guarantee client satisfaction with every candidate we place.



Job seekers choose OfficeTeam because of the depth of our network and our ability to provide them with attractive career opportunities. Our candidates have the distinct advantage of keeping their skills current through exclusive, 24-hour access to free online software training and skills enhancement courses.

OfficeTeam's expertise goes well beyond the staffing process. We regularly research trends impacting the workplace and administrative field. We provide our clients with candidate search and management tools and resources to help them make educated hiring decisions. Likewise, our candidates rely on us for career and job search advice. Our value-added resources – including workplace surveys, salary guides and other ongoing research – are among the reasons, according to quality assurance data collected regularly by OfficeTeam, that nine out of 10 candidates and clients would recommend us to a colleague.

OfficeTeam's official endorsement from the International Association of Administrative Professionals, the leading organization for administrative and office support professionals, further reinforces our commitment to the administrative field. Outside North America, OfficeTeam has alliances with European Management Assistants, Personnel Manager's Club and Assistantclub.be. These partnerships help us expand our global network of highly skilled professionals and remain current on industry trends.

With locations in North America, Europe and Australia, OfficeTeam is committed to making skillful matches between companies and the experienced administrative staff they seek.

For more information about OfficeTeam and our services, please visit our website at **www.officeteam.com**.





ROBERT HALF TECHNOLOGY

Businesses appreciate our commitment to making their IT teams as productive as possible.

- Established in 1994
- More than 100 locations worldwide
- Information technology professionals on a project and full-time basis



The continuing investment in web and software development, an ever-growing need by businesses for systems security, and a shallow candidate pool in many specialties are just some of the factors boosting demand for information technology (IT) professionals. Reflecting these trends, a 2006 survey by *CIO* magazine found that 66 percent of technology executives consider their organizations "inadequately staffed."

To accommodate growing workloads, many firms choose to hire a combination of full-time and project professionals. Robert Half Technology is a respected source of this talent.

Our account executives typically have experience in the IT field. Because of this expertise, companies of all sizes and in virtually all industries rely on Robert Half Technology to help them manage assignments ranging from project management and data warehousing to network security and desktop support.

We offer consultants a broad spectrum of professional-development opportunities from the moment they register with us. Robert Half Technology's web-based training program gives our consultants 24-hour online access to more than 6,000 interactive educational courses covering subjects ranging from .NET and Java to business fundamentals and interpersonal skills. IT professionals also can enroll in complimentary courses that prepare them for the Microsoft Certified Systems Engineer (MCSE), Cisco Certified Network Administrator (CCNA), Project Management Professional (PMP) and other certifications. Our consultants appreciate the opportunity to stay on the cutting edge of technology and continually return to work for us because of it. This ensures we have access to the most skilled professionals for the businesses we serve.

In 2006, Robert Half Technology attained Microsoft Gold Certified Partner status, making us part of a worldwide network of companies that provide services, develop solutions or distribute software based on Microsoft technologies. This partnership has allowed our account executives to build business relationships with other Microsoft partners, as well as client companies that deploy Microsoft technologies and solutions. In addition, we maintain national alliances with respected industry associations, including HDI (formerly the Help Desk Institute), the Information Technology Infrastructure Management Association and the Association of Information Technology Professionals. Robert Half Technology's extensive research and years of experience covering workplace issues make us a frequently cited IT career expert in business and trade publications worldwide and allow us to provide value-added hiring and employment resources to companies and job candidates.

Businesses appreciate Robert Half Technology's extensive network of highly skilled professionals, our ability to quickly fill even the most challenging assignments and our commitment to making their IT teams as productive as possible.

For more information about Robert Half Technology and our services, please visit our website at **www.rht.com**.





ROBERT HALF LEGAL

We can meet our clients' combined project placement, legal support and legal search needs.

- Established in 1993
- Major markets throughout North America
- Experienced legal professionals for projects and full-time positions

Law firms are managing a significant increase in casework due to growth in corporate governance, litigation, intellectual property and real estate practice areas. And as corporations respond to a new era of compliance and accountability, many in-house legal departments are reassessing their structures and reorganizing for greater efficiency in managing escalating workloads. Law firms and corporate legal departments seek highly skilled legal professionals at all levels to support these new initiatives. As a result, competition is intensifying for the industry's best talent, particularly in high-demand practice areas.

By supplementing the efforts of full-time legal staff with the strategic use of project professionals, law offices of all sizes can increase production, control costs and manage a higher volume of cases.

Robert Half Legal specializes in providing project and full-time professionals for law firms and corporate legal departments. Our reputation is built on our commitment to service, and we are ideally positioned to address the variable staffing needs of companies. We can meet our clients' combined project placement, legal support and legal search needs. We represent highly skilled candidates in a wide range of positions within the legal field, including attorneys, paralegals and litigation support specialists, as well as legal managers, administrators and secretaries. We also provide project teams for a variety of initiatives, including litigation support and e-discovery.

Many of our account executives are former attorneys and administrators in the legal field. They have firsthand knowledge of law office operations and are experts on legal staffing issues. In addition to their own contacts, our account executives draw upon Robert Half Legal's comprehensive candidate database and recruitment and referral network to provide clients with the most skilled legal talent for project assignments and full-time positions.

As a leader in specialized legal staffing, Robert Half Legal's reputation is further enhanced by our national alliances, endorsements and agreements with premier industry organizations, including the Association of Corporate Counsel and Association of Legal Administrators. These groups recognize our commitment to the industry and our reputation as the leading provider of top legal talent. In addition, we provide free and immediate training to help candidates advance their careers. This includes more than 6,000 online training courses as well as an accredited continuing legal education (CLE) program offered in select markets.

Robert Half Legal is a respected resource on legal staffing and management trends. We regularly conduct extensive research and surveys of attorneys to remain current on workplace topics, and we make this information available to our clients, candidates and the business community. An example of this is our annual *Salary Guide*, which contains a detailed analysis of hiring and compensation trends in the legal field. In addition, our ongoing Future Law Office project offers a global perspective on industry trends that are impacting the business and practice of law. Highlights from our research can be viewed at **www.futurelawoffice.com**.

As law firms and corporate legal departments assess their human resources needs, they are adopting a more strategic approach to staffing key cases and projects. With our experienced account executives and an extensive database of highly skilled candidates, Robert Half Legal can help businesses improve productivity and profitability.

For more information about Robert Half Legal and our services, please visit our website at **www.roberthalflegal.com**.







THE CREATIVE GROUP

We represent the industry's elite, including Flash and InDesign experts, brand managers, multimedia strategists, and communications specialists.



- Established in 1999
- Major markets throughout North America
- Freelance creative, web, advertising and marketing professionals

For decades, advertising and marketing professionals have been able to turn quality goods and services into household names using traditional media. Now, companies look to their creative leaders to build brand recognition using an arsenal of new promotional vehicles, in addition to the standard ones. This requires developing nimble creative teams that combine strategic thinking with knowledge of Web 2.0 technology and trends, including video advertising, blogs, social networking and other user-generated media.

To assemble precisely the talent needed for these leading-edge teams, companies frequently use a mix of full-time staff and creative project professionals. Finding the best fit is essential when choosing creative consultants: Businesses need freelancers who can produce immediate results. To locate the most skilled project professionals, companies throughout North America frequently turn to The Creative Group. We represent the industry's elite, including Flash and InDesign experts, brand managers, multimedia strategists, and communications specialists. Firms that work with us know they will be matched with professionals who have been evaluated using TalentMatch™, our proprietary evaluation process that includes a personal interview and skills testing.

Businesses also appreciate that our staffing team members typically have marketing and creative backgrounds. In fact, many of our account managers have won design competitions and marketing awards. This experience helps them recognize dedicated talent and place these professionals on suitable projects.

Our relationships with leading business and industry organizations, including Adobe Systems, *HOW* magazine, The Webby Awards, lynda.com and iStockphoto, allow us to reach a wide range of professionals and provide them with valuable resources and services. For example, candidates registered with The Creative Group receive deep discounts to lynda.com's Online Training Library, which has expert instruction on the latest, most relevant design programs. We also use Adobe experts and resources to ensure optimal, up-to-date skills testing in software applications such as Flash and InDesign.

Freelance creative professionals with advanced technical skills and knowledge not only have the talent necessary to create dynamic campaigns for the businesses they serve; they also can pass along their expertise to a firm's core staff, enhancing the entire team's capabilities. In addition, companies that use a strategic blend of full-time and freelance employees are able to seamlessly staff up and down as workloads warrant, trimming labor costs and preventing burnout among team members in the process. As advertising accounts change hands and marketing campaigns accelerate and wind down, companies that use creative consultants can economically meet deadlines and keep projects on track.

While few marketers can claim to know what the future holds for the profession, one thing is clear: Change is constant. Firms that tap specialized freelance experts through The Creative Group are well equipped to tackle current and upcoming business challenges.

For more information about The Creative Group and our services, please visit our website at **www.creativegroup.com**.





protiviti

RISK CONSULTING AND INTERNAL AUDIT

Today's most successful organization has transparency into the risks impacting the enterprise. It knows how to assess, manage and monitor these risks, and it knows to respond accordingly when external or internal factors result in changes to the business's organizational risk profile. Most importantly, the company knows that effective risk management creates competitive advantage and greater success.

As a leading global provider of internal audit and business and technology risk consulting services, we understand how important managing risk is to companies in every industry. We assist our clients in identifying and assessing the operational and technology-related issues they face and help them enhance their internal control environments to allow the continued monitoring of those risks.

PROTIVITI

More than ever before, organizations are mindful of the need to identify, assess, manage and monitor their risks.



- Established in 2002
- Locations throughout the Americas, Europe and the Asia-Pacific region
- More than 2,800 professionals worldwide

Developing and implementing an effective risk management strategy ranks among the highest priorities for today's organizations. Over the past decade, the global risk landscape has become far more complex. Among the contributing factors are new regulatory requirements, information technology security issues, the potential for corporate fraud, highly competitive markets, and heightened expectations among stakeholders for stronger corporate governance and accountability. As a result, management and boards must analyze carefully the risks their organizations face, and determine if those risks are being managed and monitored properly. To accomplish these objectives and achieve greater success, organizations are calling on the risk management and internal audit expertise of Protiviti.

Protiviti, a wholly owned subsidiary of Robert Half International, is a leading global provider of internal audit and business and technology risk consulting services. We help our clients identify, assess and manage the operational and technology-related risks they face in their markets and industries, and assist them in implementing effective processes and controls to enable the continued monitoring of those risks. We also offer a full spectrum of internal audit services to assist businesses with their internal audit functions, including full outsourcing, co-sourcing, technology and tool implementation, and quality assessment and readiness reviews.

In a short period of time – Protiviti celebrates its five-year anniversary in 2007 – the company has achieved an outstanding reputation for quality and service. Our clients include a significant percentage of Fortune 1000 and Global 500 organizations, and we have been recognized by leading industry analysts for our offerings in enterprise risk management, as well as governance, risk and compliance. In addition, last year Protiviti was ranked as one of the "Best Places to Launch a Career" by *BusinessWeek*.

Protiviti's services include:

Internal Audit – Our internal audit services encompass audit committee advisory, co-sourcing and specialized resource enhancement, full outsourcing, technology and tool implementation, quality assessments and readiness reviews, internal audit transformation, IT audit services, and startup and development advice.

Business Risk – Our business risk management services include anti-money laundering, Basel II, capital projects and construction, credit risk management, discovery risk management, energy commodity risk, enterprise risk management, financial investigations, financial process effectiveness, fraud risk management, litigation consulting, regulatory compliance, revenue optimization, Sarbanes-Oxley Act compliance, spend risk solutions, supply chain risk consulting, and treasury risk management.



Technology Risk – Protiviti's technology risk management services include security and privacy, continuity, change management, IT infrastructure management, program management, and application controls effectiveness.

Industry Expertise – Protiviti professionals possess extensive experience in a broad range of industries. These include the airline industry, communications, consumer products, distribution, educational institutions, energy, financial services, government services, healthcare insurers, healthcare providers, hospitality, life sciences, manufacturing, media, nonprofit organizations, real estate, retail, services, technology and utilities.

Proven Technologies – For many client engagements, Protiviti offers proprietary technology solutions, including the Protiviti Governance Portal and our SpendRisk-Assessor™. We integrate state-of-the-art technologies to increase productivity and effectiveness, and enhance the overall value our clients receive.

Thought Leadership – Protiviti continues to deliver insightful research and publications that highlight our deep competencies in internal audit and business and technology risk management. Our *Guide to the Sarbanes-Oxley Act* series is recognized as among the best in the industry at dissecting and analyzing the complex issues around complying with this law. Our Global Risk Barometer program is setting new standards for assessing the risk management efforts of companies around the world. Other recent Protiviti thought leadership includes *Guide to Business Continuity Management* and our Internal Audit Capabilities and Needs Survey.

For more information about Protiviti and our services, please visit our website at **www.protiviti.com**.



LEADING BY EXAMPLE

Robert Half International believes that maintaining good relations with stakeholders in the communities in which our employees work and live is vital to our success. Businesses and job seekers want to work with companies that demonstrate good corporate citizenship. Recognizing that our business is ultimately carried out locally, we design our community relations initiatives to support the work of nonprofit organizations in our neighborhoods throughout the world.

COMMUNITY RELATIONS

Both as a company and as individuals, we are honored to "lead by example" in support of nonprofit organizations around the world.

Through local grants and national initiatives, our Leading by Example program helps to ensure the charitable organizations we support can continue assisting their target groups. We have chosen education and workforce development as the primary focus areas of our philanthropic and volunteer initiatives not only because these are key community needs, but also because our expertise as a company can be most beneficial to groups that concentrate on these issues.

In 2006, we continued our relationship with Dress for Success, an international nonprofit organization that promotes the economic independence of disadvantaged women by providing professional attire, a network of support and career-development tools. In recognition of our involvement, Robert Half International was honored with the 2006 Dress for Success Corporate Leadership Award. We also are proud to be a founding sponsor of Dress for Success San Francisco.

Last year, we again sponsored the national conference of Boys & Girls Clubs of America and donated e-learning scholarships to benefit the organization's staff. We are pleased to make these scholarships available to Boys & Girls Clubs of Canada as well.

RHI also sponsors or provides support for scholarship programs with many organizations, including the American Institute of Certified Public Accountants' Minority Scholarship Program; the Hispanic Scholarship Fund; the National Association of Black Accountants, Inc.; and the Robert Half Memorial Scholarship at New York University Stern School of Business.

LOCAL INVOLVEMENT, WORLDWIDE IMPACT

Last year, RHI locations in Continental Europe worked with SOS Children's Villages to promote the safety, health and education of children in need. SOS Children's Villages is an independent social development organization that has supported children's rights in 132 countries and territories since 1949. RHI provided the organization's members with career coaching and raised funds to support its many projects.

MAKING A DIFFERENCE

We could never consider our community outreach program complete without offering our employees a chance to directly impact the organizations most important to them. That's why we launched two additions to our North American matching-gifts program in 2006. Our Dollars-for-Doers volunteer program provides grants to nonprofits to which RHI professionals donate their time. And our Activity-Based Fundraising program supports our employees' participation in charity fundraisers, such as walks, runs and bike rides.

RHI's philanthropic activities during 2006 continued to reinforce our key national and international programs while also helping our employees promote the local organizations they care most about. Both as a company and as individuals, we are honored to "lead by example" in support of nonprofit organizations around the world.

For more information about our community relations efforts, please visit **www.rhi.com/philanthropy**.


The Power of One.
Your volunteer efforts don't have to impact the entire community. Helping just one person makes a difference.
Preparing the Future Workforce
Robert Half International Supports Dress for Success
Robert Half International
Robert Half International

THOUGHT LEADERSHIP AND INDUSTRY RESEARCH

Robert Half International is the industry's most respected source of career and management advice. We provide useful, easy-to-understand information to our clients and job candidates through published research, online tools, advice booklets, and articles and white papers covering emerging trends in hiring and employment. Our goal is simple: to serve as a helpful guide to employers during the recruitment process and to job seekers as they advance their careers.

THE LEADING RESOURCE

Through our research, we remain at the forefront of change affecting the professional fields we serve.

At the core of our information programs is RHI's industry-leading research on workplace trends. Each of our specialized lines of business conducts frequent surveys of executives and employees, the results of which are shared with media and business contacts. Our studies include the quarterly *Robert Half Financial Hiring Index* and *Robert Half Technology IT Hiring Index and Skills Report*, which forecast hiring levels in accounting and finance and information technology, respectively, on a national basis and for more than 30 markets throughout the United States.

RHI also collaborates with a number of well-respected organizations on research initiatives, such as the annual *Employment Dynamics and Growth Expectations (EDGE) Report*, prepared in conjunction with CareerBuilder.com. Through these efforts, we are able to reach an even larger audience of hiring managers and job seekers, and ensure we remain at the forefront of change affecting the professional fields we serve.

Our annual salary guides, which track compensation levels and hiring trends in our areas of specialization, serve as useful resources for businesses in their staffing and recruiting efforts and are popular with job candidates seeking data on average starting salaries and hiring trends. Other helpful advice booklets RHI publishes include *How to Hire Smart, How to Keep Your Best People, How to Check References When References Are Hard to Check* and *What You Should Know About Background Checks*.

RHI's chairman and CEO, Max Messmer, is published frequently on issues of concern to hiring managers and job seekers. His books include *The Fast Forward MBA in Hiring; Job Hunting For Dummies*, 2nd Edition; *Managing Your Career For Dummies; Motivating Employees For Dummies*; and *Human Resources Kit For Dummies*, a second edition of which was released by John Wiley & Sons, Inc., in late 2006. In addition, Mr. Messmer authors the popular advice column *Resumania®*, syndicated by Scripps-Howard News Service.

The business community also benefits from the online resources and publications of Protiviti, RHI's internal audit and risk consulting subsidiary. These include KnowledgeLeader, Protiviti's subscription-based web portal; comprehensive guides to the Sarbanes-Oxley Act and its ongoing requirements; and publications on corporate governance, risk management, fraud and ethics. Protiviti's Global Risk Barometer provides insight on the risk profiles of senior executives with the world's largest companies.

Robert Half International has been the industry's leading resource since 1948, and we have not achieved this position by standing still. Last year marked the production of our first international *Salary Guide*, which compared average base compensation from countries throughout North America, Europe and the Asia-Pacific region. In 2006, RHI also partnered with Yahoo!HotJobs to produce a new website for professionals seeking to advance their careers. WorkVine.com includes not only articles of advice but also a career-related podcast series, a tool unique in our industry.

Through all of these efforts, Robert Half International provides exceptional value to our clients and candidates at every step of the recruitment and job search processes. For more information about our many resources, please visit the Resource Center at **www.rhi.com**.

ROBERT HALF INTERNATIONAL FINANCIAL LEADERSHIP COUNCIL

Charting the Future of the Accounting and Finance Profession

In 2006, Robert Half International formed the first-of-its-kind Financial Leadership Council, composed of distinguished financial leaders from business and private industry, public accounting, academia, and professional associations. Our express purpose in assembling the group was to identify strategies that can help businesses address demographic and economic trends reshaping the accounting, finance and audit workforce.

The inaugural summit was held in January 2007 in Miami, where council members discussed the state of the profession, how to prepare tomorrow's practitioners, the impact of globalization, as well as sector-specific issues and trends.

For more information about the council and our ongoing research on the accounting and finance profession, please visit **www.financialleadershipcouncil.com**.


RHI
Robert Half International
Financial Leadership Council
RESEARCH HIGHLIGHTS
COUNCIL MEMBERS
PRESS ROOM
Serving the Needs of the Profession
The Robert Half International Financial Leadership Council brings together distinguished professionals for an open and ongoing discussion of emerging workplace trends in accounting, finance and auditing.
A panel of industry influencers, including experts from public accounting, private industry, legislative bodies and academia, participate on the Council with the objective of identifying key issues impacting the profession – and solutions to address them.
Our Focus
The 2007 Financial Leadership Council will focus on the impact of changing workforce demographics on the post-reform accounting landscape, including:
Demographic trends affecting the accounting, finance and audit sectors
The global economy's impact on the future of the profession
New management trends and the effects of regulatory mandates
Changes to the structure of accounting firms and corporate accounting, finance and audit departments
How academic institutions and businesses are preparing the next generation of professionals
Our Mission
For nearly 60 years, Robert Half International has served as a leading resource for the accounting and finance community on employment and management trends.
We were the first company in the world to specialize exclusively in the recruitment and placement of skilled accounting and finance professionals, and we are committed to advancing the profession.
The Financial Leadership Council represents a continuation of our efforts to support organizations and practitioners. Our mission is to enhance the profession by addressing the key industry issues of today and tomorrow.
Accountemps
A Robert Half Company
Robert Half
Finance & Accounting
Robert Half
Management Resources

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information contained in Management's Discussion and Analysis and in other parts of this report may be deemed forward-looking statements regarding events and financial trends that may affect the Company's future operating results or financial positions. These statements may be identified by words such as "estimate", "forecast", "project", "plan", "intend", "believe", "expect", "anticipate", or variations or negatives thereof or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. These risks and uncertainties include, but are not limited to, the following: changes in levels of unemployment and other economic conditions in the United States or foreign countries where the Company does business, or in particular regions or industries; reduction in the supply of candidates for temporary employment or the Company's ability to attract candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for the Company's services, on the Company's ability to maintain its margins; the possibility of the Company incurring liability for its activities, including the activities of its temporary employees, or for events impacting its temporary employees on clients' premises; the possibility that adverse publicity could impact the Company's ability to attract and retain clients and candidates; the success of the Company in attracting, training, and retaining qualified management personnel and other staff employees; whether governments will impose additional regulations or licensing requirements on personnel services businesses in particular or on employer/employee relationships in general; whether there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; and litigation relating to prior or current transactions or activities, including litigation that may be disclosed from time to time in the Company's SEC filings. Additionally, with respect to Protiviti, other risks and uncertainties include the fact that future success will depend on its ability to retain employees and attract clients; there can be no assurance that there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; failure to produce projected revenues could adversely affect financial results; and there is the possibility of involvement in litigation relating to prior or current transactions or activities. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

As described below, the Company's most critical accounting policies and estimates are those that involve subjective decisions or assessments.

ACCOUNTS RECEIVABLE ALLOWANCES. The Company maintains allowances for estimated losses resulting from (i) the inability of its customers to make required payments, (ii) temporary placement sales adjustments, and (iii) permanent placement candidates not remaining with the client through the 90-day guarantee period, commonly referred to as "fall offs". The Company establishes these allowances based on its review of customers' credit profiles, historical loss statistics and current trends. The adequacy of these allowances is reviewed each reporting period. Historically, the Company's actual losses and credits have been consistent with these allowances. As a percentage of gross accounts receivable, the Company's accounts receivable allowances totaled 4.1% and 4.4% as of December 31, 2006, and 2005, respectively. As of December 31, 2006, a five-percentage point deviation in the Company's accounts receivable allowances balance would have resulted in an increase or decrease in the allowance of $1.1 million. Although future results cannot always be predicted by extrapolating past results, management believes that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, or if unexpected events or significant future changes in trends were to occur, additional allowances may be required.

INCOME TAX ASSETS AND LIABILITIES. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of our deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. In relation to actual net operating losses in certain foreign operations, valuation allowances of $11.5 million were recorded as of December 31, 2006. If such losses are ultimately utilized to offset future operating income, the Company will benefit its deferred tax assets up to the full amount of the valuation reserve.

While management believes that its judgments and interpretations regarding income taxes are appropriate, significant differences in actual experience may materially affect the future financial results of the Company.

EMPLOYEE RETIREMENT PLANS. For the year ended December 31, 2005, the determination of the Company's obligations for its defined benefit retirement agreement for the Company's Chief Executive Officer was dependent upon the following assumptions: expected retirement age, mortality, expected post-retirement Consumer Price Index ("CPI") increases, and discount rates. These assumptions were evaluated and updated each reporting period. A historical long-term average rate was used for CPI, while a current long term market rate was used for the discount rate. As of December 31, 2005, the CPI rate used in calculating the liability was 2.8%. The discount rate used in calculating this liability as of December 31, 2005, was 4.0%.

Effective October 1, 2006, the Key Executive Retirement Plan (the "Retirement Agreement") and the Company's Deferred Compensation Plan (the "DCP") were amended. Future benefit accruals under the Retirement Agreement were frozen and converted from a traditional defined benefit plan into a deferred compensation arrangement within the DCP with market rate interest amounts credited in the future on the converted amount. The balance in the Retirement Agreement as of October 1, 2006, of $49 million, calculated by the Company and its independent actuarial advisors, was transferred to the DCP. As of December 31, 2006, employee benefit and retirement obligations included $53 million for the Company's Chief Executive Officer for the DCP and other benefits.

GOODWILL IMPAIRMENT. The Company assesses the impairment of goodwill annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment assessments for goodwill are done at a reporting unit level. For purposes of this assessment, the Company's reporting units are its lines of business. In performing periodic impairment tests, the fair value of the reporting unit is compared to the carrying value, including goodwill and intangible assets. If the fair value exceeds the carrying value, there is no impairment. If the carrying value exceeds the fair value, however, an impairment condition exists.

The goodwill impairment assessment is based upon a discounted cash flow analysis. The estimate of future cash flows is based upon, among other things, a discount rate and certain assumptions about expected future operating performance. The discount rate used by management has been calculated on a consistent basis and has not fluctuated significantly. The primary assumptions related to future operating performance include revenue growth rates and expense levels. These assumptions are updated annually and are primarily based upon historical trends. Although management does not anticipate that these assumptions will change materially in the future, the Company's estimates of discounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to its business model or changes in its operating performance. The Company completed its annual goodwill impairment analysis during each of the years ended December 31, 2006, and 2005, and determined that no adjustment to the carrying value of goodwill was required. Based upon the Company's most recent goodwill impairment analysis, management believes that unless a reporting unit were to be abandoned, the possibility of goodwill impairment as a result of a change in assumptions is unlikely.

WORKERS' COMPENSATION. Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for Incurred But Not Reported ("IBNR") claims and for the ongoing development of existing claims. Total workers' compensation expense was $12.4 million and $11.4 million, representing 0.39% and 0.42% of applicable U.S. revenue for the years ended December 31, 2006, and 2005, respectively.

The accrual for IBNR claims and for the ongoing development of existing claims in each reporting period includes estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third party actuarial valuations based upon historical loss statistics which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results. Based on the Company's results for the year ended December 31, 2006, a five-percentage point deviation in the Company's estimated loss development rates would have resulted in an increase or decrease in the allowance of $0.5 million.

STOCK-BASED COMPENSATION. Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), using the modified prospective transition method; accordingly, prior periods have not been restated. Stock-based compensation expense recognized in the Company's Consolidated Financial Statements ("Financial Statements") for the year ended December 31, 2006, included compensation expense for stock options, which includes grants made prior to, but not yet vested as of December 31, 2005, as well as stock options granted during the year ended December 31, 2006.

Beginning in 2005, the Company significantly decreased its use of stock options as part of its compensation programs. For the year ended December 31, 2006, the Company's pre-tax stock-based compensation cost from options totaled $17.6 million. Under both SFAS No. 123 ("SFAS 123"), *Accounting for Stock-Based Compensation* and SFAS 123(R) the Company determined the fair value of stock options using the Black-Scholes valuation model.

SFAS 123(R) requires the Company to recognize compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur, as previously permitted. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For the year ended December 31, 2006, compensation expense related to restricted stock and stock units was $40.8 million, of which $10.2 million was related to grants made in 2006. A one-percentage point deviation in the estimated forfeiture rates would have resulted in a $0.4 million increase or decrease in compensation expense related to restricted stock and stock units for the year ended December 31, 2006.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140* ("SFAS 155"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS 155 to have a material impact on its Financial Statements.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140* ("SFAS 156"). SFAS 156 provides some relief for entities that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. Adoption of this standard is not expected to have a material effect on the Company's Financial Statements.

In June 2006, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement* (That Is, Gross Versus Net Presentation). This standard allows companies to present in their statements of operations any taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between a seller and a customer, such as sales, use, value-added and some excise taxes, on either a gross (included in revenues and costs) or a net (excluded from revenues) basis. This standard will be effective for the Company in interim periods and fiscal years beginning after December 15, 2006. The Company presents these transactions on a net basis and intends to continue this presentation in the future, therefore the adoption of this standard will have no impact on its Financial Statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company does not expect the adoption of FIN 48 to have a material impact on its Financial Statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS 157 to have a material impact on its Financial Statements.

In September 2006, the FASB ratified EITF Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements* ("EITF 06-4"). EITF 06-4 indicates that an employer should recognize a liability for future post-employment benefits based on the substantive agreement with the employee, and is effective for fiscal years beginning after December 15, 2007. The Company will adopt EITF 06-4 as required and does not expect a material impact on its Financial Statements.

In September 2006, the EITF reached a consensus on EITF Issue 06-5, *Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4* ("EITF 06-5"). EITF 06-5 requires that a policyholder should consider any additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract on a policy by policy basis. EITF 06-5 is effective for fiscal years beginning after December 15, 2006, and it requires that recognition of the effects of adoption should be either by (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company does not expect the adoption of EITF 06-5 to have a material impact on its Financial Statements.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2006

Temporary and consultant staffing services revenues were $3.1 billion, $2.6 billion and $2.2 billion for the years ended December 31, 2006, 2005 and 2004, respectively, increasing by 19% and 21% in 2006 and 2005, respectively. Permanent placement revenues were $336 million, $219 million and $136 million for the years ended December 31, 2006, 2005 and 2004, respectively, increasing by 53% and 61% in 2006 and 2005, respectively. Improvement in the U.S. labor markets contributed to the increase in temporary and permanent staffing services revenues for the years ended December 31, 2006, and 2005. Risk consulting and internal audit services revenues were $543 million, $479 million and $352 million for the years ended December 31, 2006, 2005 and 2004, respectively, increasing by 13% and 36% in 2006 and 2005, respectively. The 2006 increase in risk consulting and internal audit services revenues is primarily due to higher international revenues, particularly in Asia. The 2005 increase in risk consulting and internal audit services revenues is primarily due to increased brand acceptance in the marketplace and expanding demand related to increased focus on internal accounting controls and other corporate governance requirements, including the Sarbanes-Oxley Act of 2002. There can be no assurances that there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services, or that future results can be reliably predicted by considering past trends or extrapolating past results. We expect total Company revenues to continue to be impacted by general macroeconomic conditions in 2007.

The Company's temporary and permanent staffing services business has more than 350 offices in 42 states, the District of Columbia and 17 foreign countries, while Protiviti has more than 55 offices in 22 states and 14 foreign countries. Revenues from foreign operations represented 21%, 19% and 18% of revenues for the years ended December 31, 2006, 2005 and 2004, respectively.

Gross margin dollars from the Company's temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees. Gross margin dollars from permanent placement staffing services are equal to revenues, as there are no direct costs associated with such revenues. Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company's temporary and consultant staffing services were $1.2 billion, $963 million and $787 million for the years ended December 31, 2006, 2005 and 2004, respectively, increasing by 20% and 22% in 2006 and 2005, respectively. Gross margin amounts equaled 37%, 36% and 36% of revenues for temporary and consultant staffing services for the years ended December 31, 2006, 2005 and 2004, respectively. The higher 2006 temporary and consultant gross margin percentage is primarily the result of higher bill rates and conversion revenues. Conversion revenues are earned when a temporary position converts to a permanent position. As there are no direct costs related to conversion revenues, the gross margin percentage is favorably impacted as the mix of conversion revenues increases. In the year ended December 31, 2006, the composition of temporary revenues included higher conversion revenues as compared to 2005.

Gross margin dollars for the Company's permanent placement staffing division were $336 million, $219 million and $136 million for the years ended December 31, 2006, 2005 and 2004, respectively, increasing by 53% and 61% in 2006 and 2005, respectively. Gross margin dollars for the Company's risk consulting and internal audit division were $199 million, $190 million and $133 million for the years ended December 31, 2006, 2005 and 2004, respectively, increasing by 5% and 43% in 2006 and 2005, respectively. Gross margin amounts equaled 37%, 40% and 38% of revenues for risk consulting and internal audit services for the years ended December 31, 2006, 2005 and 2004, respectively. The 2006 decrease in gross margin percentage is primarily the result of additional professional staff related to the expansion of international operations as well as lower utilization of the professional staff in the United States. The 2005 improvement in risk consulting and internal audit services gross margin dollars is primarily the result of higher revenues and improved staff utilization.

Selling, general and administrative expenses were $1.2 billion in 2006, compared to $991 million in 2005 and $824 million in 2004. Selling, general and administrative expenses as a percentage of revenues were 31%, 30% and 31% for the years ended December 31, 2006, 2005 and 2004, respectively. Selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs. The expensing of stock options, the higher mix of permanent placement activities, and the continuing additions to professional staff all contributed to the higher percentage of 2006 selling, general and administrative expenses. The lower 2005 selling, general and administrative expense percentage resulted primarily from leveraging fixed operating costs.

For acquisitions, the Company allocates the excess of cost over the fair market value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. The Company completed its annual goodwill impairment analysis during each of the years ended December 31, 2006, and 2005, and determined that no adjustment to the carrying value of goodwill was required. Net intangible assets, consisting primarily of goodwill, represented 12% of total assets and 17% of total stockholders' equity at December 31, 2006.

Interest income for the years ended December 31, 2006, 2005 and 2004 was $19.3 million, $12.1 million and $5.0 million, respectively, while interest expense for the years ended December 31, 2006, 2005 and 2004 was $2.5 million, $1.1 million and $1.2 million, respectively. Higher average cash balances in 2006 and 2005 and higher interest rates during those years yielded higher interest income.

The provision for income taxes was 39%, 39% and 40% of income before taxes for the years ended December 31, 2006, 2005 and 2004, respectively. The decrease in 2005 is due primarily to the diminishing impact of permanent non-deductible tax items, which became increasingly less significant relative to the Company's improved financial results, and to the utilization of net operating loss carryforwards in certain states and international locations.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's liquidity during the years ended December 31, 2006, 2005 and 2004 is primarily the net effect of funds generated by operations and the funds used for capital expenditures, repurchases of common stock, payment of dividends and principal payments on outstanding notes payable.

Cash, cash equivalents and marketable securities were $447 million, $458 million and $437 million at December 31, 2006, 2005 and 2004, respectively. Operating activities provided $376 million during the year ended December 31, 2006, partially offset by $96 million and $299 million of net cash used in investing activities and financing activities, respectively. Operating activities and investing activities provided $328 million and $22 million, respectively, during the year ended December 31, 2005, partially offset by $232 million of net cash used in financing activities. Operating activities provided $162 million during the year ended December 31, 2004, partially offset by $37 million and $76 million of net cash used in investing activities and financing activities, respectively.

Operating activities—Net cash provided by operating activities for the year ended December 31, 2006, was composed of net income of $283 million adjusted for non-cash items of $58 million, and net cash provided by changes in working capital of $35 million. Net cash provided by operating activities for the year ended December 31, 2005, was composed of net income of $238 million adjusted for non-cash items of $122 million, and net cash used for changes in working capital of $32 million. Net cash provided by operating activities for the year ended December 31, 2004, was composed of net income of $141 million adjusted for non-cash items of $93 million, and net cash used for changes in working capital of $72 million.

Investing activities—Cash used in investing activities for the year ended December 31, 2006, was $96 million. This was primarily composed of capital expenditures of $80 million, purchases of goodwill and other intangible assets of $12 million, and deposits to trusts for employee benefits and retirement plans of $4 million. Cash provided by investing activities for the year ended December 31, 2005, was $22 million. This was primarily composed of proceeds from sales and maturities of marketable securities of $92 million, partially offset by capital expenditures of $62 million, purchases of goodwill and other intangible assets of $4 million, and deposits to trusts for employee benefits and retirement plans of $3 million. Cash used in investing activities for the year ended December 31, 2004, was $37 million. This was primarily composed of capital expenditures of $33 million.

Financing activities—Cash used in financing activities for the year ended December 31, 2006, was $299 million. This included repurchases of $400 million in common stock and $54 million in cash dividends to stockholders, partially offset by proceeds of $105 million from exercises of stock options and the excess tax benefits from stock-based compensation of $50 million. Cash used in financing activities for the year ended December 31, 2005, was $232 million. This included repurchases of $262 million in common stock and $48 million in cash dividends to stockholders, partially offset by proceeds of $77 million from exercises of stock options. Cash used in financing activities for the year ended December 31, 2004, was $76 million. This included common stock repurchases of $90 million and cash dividends to stockholders of $31 million, partially offset by proceeds of $44 million from exercises of stock options.

As of December 31, 2006, the Company is authorized to repurchase, from time to time, up to 11.4 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2006, 2005 and 2004, the Company repurchased approximately 7.9 million, 7.6 million and 2.7 million shares of common stock on the open market for a total cost of $273 million, $222 million and $64 million, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of exercise price and applicable statutory withholding taxes. During the years ended December 31, 2006, 2005 and 2004, such repurchases totaled approximately 3.3 million, 1.6 million and 1.0 million shares at a cost of $127 million, $53 million and $25 million, respectively. Repurchases of securities have been funded with cash generated from operations.

The Company's working capital at December 31, 2006, included $447 million in cash and cash equivalents. The Company's working capital requirements relate primarily to accounts receivable. While there can be no assurances in this regard, the Company expects that internally generated cash will be sufficient to support the working capital needs of the Company, the Company's fixed payments, dividends, and other obligations on both a short- and long-term basis.

On February 13, 2007, the Company announced a quarterly dividend of $.10 per share to be paid to all shareholders of record on February 26, 2007. The dividend will be paid on March 15, 2007.

The Company's cash flows generated from operations are also the primary source for funding various contractual obligations. The table below summarizes the Company's major commitments as of December 31, 2006 (in thousands):

	Payments due by period				
Contractual Obligations	2007	2008 and 2009	2010 and 2011	Thereafter	Total
Long-term debt obligations	$ 567	$ 2,300	$ 555	$ 2,527	$ 5,949
Operating lease obligations	83,944	135,833	74,300	29,498	323,575
Purchase obligations	28,494	6,753	4	—	35,251
Other long-term liabilities	411	1,297	772	5,258	7,738
Total	$ 113,416	$ 146,183	$ 75,631	$ 37,283	$ 372,513

Long-term debt obligations consist of promissory notes and related interest as well as other forms of indebtedness issued in connection with certain acquisitions and other payment obligations. Operating lease obligations consist of minimum rental commitments for 2007 and thereafter under non-cancelable leases in effect at December 31, 2006. Purchase obligations consist of purchase commitments primarily related to telecom service agreements, software licenses and subscriptions, and computer hardware and software maintenance agreements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to the impact of foreign currency fluctuations. The Company's exposure to foreign currency exchange rates relates primarily to the Company's foreign subsidiaries. Exchange rates impact the U.S. dollar value of the Company's reported earnings, investments in its foreign subsidiaries, and the intercompany transactions with its foreign subsidiaries.

For the year ended December 31, 2006, approximately 21% of the Company's revenues were generated outside of the United States. These operations transact business in their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. dollar have an impact on the Company's reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rates prevailing during the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of the Company's non-U.S. markets, the Company's reported results vary.

Fluctuations in currency exchange rates impact the U.S. dollar amount of the Company's stockholders' equity. The assets and liabilities of the Company's non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at period end. The resulting translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive income.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands, except share amounts)

December 31,	2006	2005
ASSETS		
Cash and cash equivalents	$ 447,479	$ 458,358
Accounts receivable, less allowances of $22,495 and $20,766	531,824	451,260
Deferred income taxes and other current assets	133,052	107,290
Total current assets	1,112,355	1,016,908
Goodwill and other intangible assets, net	178,665	165,857
Property and equipment, net	132,081	110,515
Deferred income taxes	35,920	25,406
Total assets	$ 1,459,021	$ 1,318,686
LIABILITIES		
Accounts payable and accrued expenses	$ 99,484	$ 89,133
Accrued payroll costs and retirement obligations	294,325	239,509
Income taxes payable	8,568	7,703
Current portion of notes payable and other indebtedness	363	356
Total current liabilities	402,740	336,701
Notes payable and other indebtedness, less current portion	3,831	2,698
Other liabilities	9,779	8,414
Total liabilities	416,350	347,813
Commitments and Contingencies (Note I)		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value authorized 5,000,000 shares; issued and outstanding zero shares	—	—
Common stock, $.001 par value authorized 260,000,000 shares; issued and outstanding 167,847,849 and 170,681,605 shares	168	171
Capital surplus	1,003,926	875,843
Deferred compensation	—	(86,178)
Accumulated other comprehensive income	38,577	24,987
Retained earnings	—	156,050
Total stockholders' equity	1,042,671	970,873
Total liabilities and stockholders' equity	$ 1,459,021	$ 1,318,686

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

Years Ended December 31,	*2006*	*2005*	*2004*
Net service revenues	$ 4,013,546	$ 3,338,439	$ 2,675,696
Direct costs of services, consisting of payroll, payroll taxes and insurance costs for temporary and risk consulting employees	2,319,293	1,965,390	1,619,394
Gross margin	1,694,253	1,373,049	1,056,302
Selling, general and administrative expenses	1,243,952	991,488	824,382
Amortization of intangible assets	851	335	1,025
Interest income, net	(16,752)	(10,948)	(3,770)
Income before income taxes	466,202	392,174	234,665
Provision for income taxes	183,024	154,304	94,061
Net income	$ 283,178	$ 237,870	$ 140,604
Basic net income per share	$ 1.71	$ 1.42	$ .83
Diluted net income per share	$ 1.65	$ 1.36	$ .79
Shares:			
Basic	166,003	167,664	169,742
Diluted	171,712	174,382	176,866
Cash dividends declared per share	$ .32	$ .28	$ .18

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except per share amounts)

Years Ended December 31,	*2006*	*2005*	*2004*
COMMON STOCK—SHARES:			
Balance at beginning of period	170,682	172,981	171,776
Net issuances of restricted stock	1,702	1,408	1,303
Repurchases of common stock	(11,242)	(9,214)	(3,657)
Exercises of stock options	6,706	5,507	3,559
Balance at end of period	167,848	170,682	172,981
COMMON STOCK—PAR VALUE:			
Balance at beginning of period	$ 171	$ 173	$ 172
Net issuances of restricted stock	2	1	1
Repurchases of common stock	(12)	(9)	(4)
Exercises of stock options	7	6	4
Balance at end of period	$ 168	$ 171	$ 173
CAPITAL SURPLUS:			
Balance at beginning of period	$ 875,843	$ 702,331	$ 595,051
Net issuances of, and other changes to, restricted stock—excess over par value	—	49,862	39,730
Net issuances of restricted stock at par value	(2)	—	—
Net issuances of stock units	—	856	—
Repurchases of common stock—excess over par value	(14,980)	—	—
Exercises of stock options—excess over par value	105,366	76,994	44,327
Stock-based compensation expense—restricted stock and stock units	40,835	—	—
Stock-based compensation expense—stock options	17,628	—	—
Tax impact of equity incentive plans	65,414	45,800	23,223
Reclassification of deferred compensation	(86,178)	—	—
Balance at end of period	$ 1,003,926	$ 875,843	$ 702,331
DEFERRED COMPENSATION:			
Balance at beginning of period	$ (86,178)	$ (63,944)	$ (47,408)
Net issuances of, and other changes to, restricted stock	—	(49,863)	(39,731)
Net issuances of stock units	—	(856)	—
Amortization of deferred compensation	—	28,485	23,195
Reclassification of deferred compensation	86,178	—	—
Balance at end of period	$ —	$ (86,178)	$ (63,944)
ACCUMULATED OTHER COMPREHENSIVE INCOME:			
Balance at beginning of period	$ 24,987	$ 32,570	$ 20,018
Translation adjustments, net of tax	13,590	(7,583)	12,552
Balance at end of period	$ 38,577	$ 24,987	$ 32,570
RETAINED EARNINGS:			
Balance at beginning of period	$ 156,050	$ 240,740	$ 220,828
Repurchases of common stock—excess over par value	(384,825)	(274,779)	(89,597)
Cash dividends ($.32 per share, $.28 per share and $.18 per share)	(54,403)	(47,781)	(31,095)
Net income	283,178	237,870	140,604
Balance at end of period	$ —	$ 156,050	$ 240,740
COMPREHENSIVE INCOME:			
Net Income	$ 283,178	$ 237,870	$ 140,604
Translation adjustments net of tax	13,590	(7,583)	12,552
Total comprehensive income	$ 296,768	$ 230,287	$ 153,156

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Years Ended December 31,	*2006*	*2005*	*2004*
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 283,178	$ 237,870	$ 140,604
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	851	335	1,025
Depreciation expense	60,234	50,994	48,947
Stock-based compensation expense—restricted stock and stock units	40,835	28,485	23,195
Stock-based compensation expense—stock options	17,628	—	—
Tax impact of equity incentive plans	—	45,800	23,223
Excess tax benefits from stock-based compensation	(49,929)	—	—
Provision for deferred income taxes	(19,318)	(13,371)	(12,925)
Provision for doubtful accounts	7,585	10,097	9,721
Changes in assets and liabilities, net of effects of acquisitions:			
Increase in accounts receivable	(75,442)	(76,897)	(153,386)
Increase in accounts payable, accrued expenses, accrued payroll costs and retirement obligations	49,542	54,970	74,069
Increase (decrease) in income taxes payable	66,166	(5,646)	12,706
Change in other assets, net of change in other liabilities	(5,112)	(5,109)	(5,346)
Net cash flows provided by operating activities	376,218	327,528	161,833
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of goodwill and other intangible assets and other assets	(11,958)	(4,474)	(1,730)
Capital expenditures	(80,446)	(61,751)	(32,867)
Increase in trusts for employee benefits and retirement plans	(3,618)	(2,965)	(409)
Purchases of marketable securities	—	(602)	(15,513)
Proceeds from sales and maturities of marketable securities	—	92,128	14,008
Net cash flows (used in) provided by investing activities	(96,022)	22,336	(36,511)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repurchases of common stock	(399,817)	(262,382)	(89,601)
Cash dividends paid	(54,403)	(47,781)	(31,095)
(Decrease) increase in notes payable and other indebtedness	(348)	711	(71)
Excess tax benefits from stock-based compensation	49,929	—	—
Proceeds from exercises of stock options	105,373	77,000	44,331
Net cash flows used in financing activities	(299,266)	(232,452)	(76,436)
Effect of exchange rate changes on cash and cash equivalents	8,191	(4,337)	9,895
Net (decrease) increase in cash and cash equivalents	(10,879)	113,075	58,781
Cash and cash equivalents at beginning of period	458,358	345,283	286,502
Cash and cash equivalents at end of period	$ 447,479	$ 458,358	$ 345,283
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 537	$ 507	$ 494
Income taxes, net of refunds	$ 131,769	$ 131,967	$ 71,363
Purchase of goodwill and other intangible assets and other assets:			
Assets acquired			
Goodwill and other intangible assets	$ 13,970	$ 1,750	$ 1,581
Other assets	4,051	2,724	434
Liabilities incurred			
Notes payable and other contracts	(1,524)	—	—
Other liabilities	(4,539)	—	(285)
Cash paid, net of cash acquired	$ 11,958	$ 4,474	$ 1,730
Non-cash items:			
Stock repurchases awaiting settlement	$ —	$ 12,406	$ —

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS. Robert Half International Inc. (the "Company") provides specialized staffing and risk consulting services through such divisions as *Accountemps®*, *Robert Half® Finance & Accounting*, *OfficeTeam®*, *Robert Half® Technology*, *Robert Half® Management Resources*, *Robert Half® Legal*, *The Creative Group®*, and *Protiviti®*. The Company, through its *Accountemps*, *Robert Half Finance & Accounting*, and *Robert Half Management Resources* divisions, is a specialized provider of temporary, full-time, and project professionals in the fields of accounting and finance. *OfficeTeam* specializes in highly skilled temporary administrative support personnel. *Robert Half Technology* provides information technology professionals. *Robert Half Legal* provides temporary, project, and full-time staffing of attorneys and specialized support personnel within law firms and corporate legal departments. *The Creative Group* provides project staffing in the advertising, marketing, and web design fields. *Protiviti* provides business and technology risk consulting and internal audit services. *Protiviti*, which primarily employs risk consulting and internal audit professionals formerly associated with major accounting firms, is a wholly owned subsidiary of the Company. Revenues are predominantly derived from specialized staffing services. The Company operates in North America, South America, Europe, Asia and Australia. The Company is a Delaware corporation.

BASIS OF PRESENTATION. The Consolidated Financial Statements ("Financial Statements") of the Company are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC").

PRINCIPLES OF CONSOLIDATION. The Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany balances have been eliminated.

USE OF ESTIMATES. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of December 31, 2006, such estimates included allowances for uncollectible accounts receivable, workers' compensation losses and income and other taxes.

REVENUE RECOGNITION. The Company derives its revenues from three segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. Net service revenues as presented on the Consolidated Statements of Operations represent services rendered to customers less sales adjustments and allowances. The Company records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified employees, (ii) has the discretion to select the employees and establish their price and duties and (iii) bears the risk for services that are not fully paid for by customers.

Temporary and consultant staffing revenues—Temporary and consultant staffing revenues are recognized when the services are rendered by the Company's temporary employees. Temporary employees placed by the Company are the Company's legal employees while they are working on assignments. The Company pays all related costs of employment, including workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. The Company assumes the risk of acceptability of its employees to its customers.

Permanent placement staffing revenues—Permanent placement staffing revenues are recognized when employment candidates accept offers of permanent employment. The Company has a substantial history of estimating the effect of permanent placement candidates who do not remain with its clients through the 90-day guarantee period. Allowances are established to estimate these losses. Fees to clients are generally calculated as a percentage of the new employee's annual compensation. No fees for permanent placement services are charged to employment candidates.

Risk consulting and internal audit revenues—Risk consulting and internal audit services are generally provided on a time-and-material basis or fixed-fee basis. Revenues earned under time-and-material arrangements are recognized as services are provided. Revenues on fixed-fee arrangements are recognized using a proportional performance method as hours are incurred relative to total estimated hours for the engagement. The Company periodically evaluates the need to provide for any losses on these projects, and losses are recognized when it is probable that a loss will be incurred. Reimbursements, including those relating to travel and out-of-pocket expenses, are included in risk consulting and internal audit service revenues, and equivalent amounts of reimbursable expenses are included in direct costs of services.

COSTS OF SERVICES. Direct costs of staffing services consist of payroll, payroll taxes and insurance costs for the Company's temporary employees. There are no direct costs associated with permanent placement staffing services. Risk consulting and internal audit costs of services include professional staff payroll, payroll taxes and insurance costs, as well as reimbursable expenses.

ADVERTISING COSTS. The Company expenses all advertising costs as incurred.

COMPREHENSIVE INCOME. Comprehensive income includes net income and certain other items that are recorded directly to Stockholders' Equity. The Company's only source of other comprehensive income is foreign currency translation adjustments.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less as cash equivalents.

GOODWILL AND INTANGIBLE ASSETS. Intangible assets primarily consist of the cost of acquired companies in excess of the fair market value of their net tangible assets at the date of acquisition. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. The Company completed its annual goodwill impairment analysis during each of the three years ended December 31, 2006, and determined that no adjustment to the carrying value of goodwill was required.

INCOME TAX ASSETS AND LIABILITIES. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

WORKERS' COMPENSATION. Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for Incurred But Not Reported ("IBNR") claims and for the ongoing development of existing claims.

The accrual for IBNR claims and for the ongoing development of existing claims in each reporting period includes estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third-party actuarial valuations based upon historical loss statistics which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results.

FOREIGN CURRENCY TRANSLATION. The results of operations of the Company's foreign subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's foreign subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive income within Stockholders' Equity. Gains and losses resulting from foreign currency transactions are included as a component of selling, general and administrative expenses in the Consolidated Statements of Operations, and have not been material for all periods presented.

STOCK-BASED COMPENSATION. Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment* ("SFAS 123(R)"). Prior to January 1, 2006, the Company accounted for the plans under the measurement and recognition provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related Interpretations as permitted by SFAS No. 123 ("SFAS 123"), *Accounting for Stock-Based Compensation*. Under APB 25, the Company recorded stock-based compensation expense for restricted stock and stock units in its Financial Statements. Under the provisions of APB 25, the Company was not required to recognize compensation expense for stock options due to using the intrinsic value method. Stock-based compensation expense for stock options was included as a pro forma disclosure in the financial statement footnotes.

The following table reflects pro forma net income and basic and diluted net income per share (in thousands, except per share amounts):

Years Ended December 31,	*2005*	*2004*
Net Income		
As reported	$ 237,870	$ 140,604
Stock-based employee compensation expense, net of related tax effects	17,148	14,149
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(31,466)	(29,898)
Pro forma	$ 223,552	$ 124,855
Net Income Per Share		
Basic		
As reported	$ 1.42	$ .83
Pro forma	$ 1.33	$ .74
Diluted		
As reported	$ 1.36	$ .79
Pro forma	$ 1.29	$ .71

The fair value of each option is estimated, as of the grant date, using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005 and 2004: expected dividend yields of 0.92% and 0.85% for grants in 2005 and 2004, respectively; expected volatility of 47.1% and 49.4% for 2005 and 2004, respectively; risk-free interest rates of 3.8% and 3.6% for 2005 and 2004, respectively; and expected lives of 6.1 years and 6.0 years for 2005 and 2004, respectively.

The Company adopted SFAS 123(R) using the modified prospective transition method. Under this transition method, the Company's Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized in the Company's Financial Statements for the year ended December 31, 2006, included compensation expense for stock options, which includes grants made prior to, but not yet vested as of December 31, 2005, as well as stock options granted during the year ended December 31, 2006. The effect of applying SFAS 123(R) is outlined in the following table (in thousands, except per share amounts):

Year Ended December 31,	*2006*
Income before income taxes	$ (17,628)
Net income	$ (10,707)
Net income per share:	
Basic	$ (0.06)
Diluted	$ (0.06)

See Note K—Stock Plans for further information.

PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the following useful lives:

Computer hardware	2 to 3 years
Computer software	2 to 5 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease, 5 years maximum

INTERNAL-USE SOFTWARE. The Company capitalizes direct costs incurred in the development of internal-use software. Amounts capitalized are reported as a component of computer software within property and equipment. The Company capitalized approximately $8.3 million, $4.5 million and $5.1 million of internal-use software development costs for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE B — NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140* ("SFAS 155"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS 155 to have a material impact on its Financial Statements.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140* ("SFAS 156"). SFAS 156 provides some relief for entities that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. Adoption of this standard is not expected to have a material effect on the Company's Financial Statements.

In June 2006, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)*. This standard allows companies to present in their statements of operations any taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between a seller and a customer, such as sales, use, value-added and some excise taxes, on either a gross (included in revenues and costs) or a net (excluded from revenues) basis. This standard will be effective for the Company in interim periods and fiscal years beginning after December 15, 2006. The Company presents these transactions on a net basis and intends to continue this presentation in the future, therefore the adoption of this standard will have no impact on its Financial Statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company does not expect the adoption of FIN 48 to have a material impact on its Financial Statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS 157 to have a material impact on its Financial Statements.

In September 2006, the FASB ratified EITF Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements* ("EITF 06-4"). EITF 06-4 indicates that an employer should recognize a liability for future post-employment benefits based on the substantive agreement with the employee, and is effective for fiscal years beginning after December 15, 2007. The Company will adopt EITF 06-4 as required and does not expect a material impact on its Financial Statements.

In September 2006, the EITF reached a consensus on EITF Issue 06-5, *Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4* ("EITF 06-5"). EITF 06-5 requires that a policyholder should consider any additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract on a policy by policy basis. EITF 06-5 is effective for fiscal years beginning after December 15, 2006, and it requires that recognition of the effects of adoption should be either by (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company does not expect the adoption of EITF 06-5 to have a material impact on its Financial Statements.

NOTE C — DEFERRED INCOME TAXES AND OTHER CURRENT ASSETS

Deferred income taxes and other current assets consisted of the following (in thousands):

December 31,	*2006*	*2005*
Deferred income taxes	$ 55,066	$ 45,429
Deposits in trusts for employee benefits and retirement plans	38,229	34,612
Other	39,757	27,249
	$ 133,052	$ 107,290

NOTE D — GOODWILL AND OTHER INTANGIBLE ASSETS, NET

The following table sets forth the activity in goodwill and other intangible assets from December 31, 2004, through December 31, 2006 (in thousands):

	Goodwill	Other Intangible Assets	Total
Balance as of December 31, 2004	$ 163,732	$ 4,199	$ 167,931
Purchase of intangible assets	1,250	500	1,750
Translation adjustments	(851)	76	(775)
Decrease in unamortized retirement costs	—	(2,714)	(2,714)
	164,131	2,061	166,192
Amortization of intangible assets	—	(335)	(335)
Balance as of December 31, 2005	164,131	1,726	165,857
Purchase of intangible assets	12,232	1,738	13,970
Translation adjustments	762	15	777
Decrease in unamortized retirement costs	—	(1,088)	(1,088)
	177,125	2,391	179,516
Amortization of intangible assets	—	(851)	(851)
Balance as of December 31, 2006	$ 177,125	$ 1,540	$ 178,665

The estimated remaining amortization expense is $0.9 million for 2007, and $0.6 million thereafter.

NOTE E — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following (in thousands):

December 31,	*2006*	*2005*
Computer hardware	$ 131,591	$ 110,440
Computer software	208,683	190,069
Furniture and equipment	118,536	100,690
Leasehold improvements	94,766	75,401
Other	15,955	13,544
Property and equipment, cost	569,531	490,144
Accumulated depreciation	(437,450)	(379,629)
Property and equipment, net	$ 132,081	$ 110,515

NOTE F — ACCRUED PAYROLL COSTS AND RETIREMENT OBLIGATIONS

Accrued payroll costs and retirement obligations consisted of the following (in thousands):

December 31,	*2006*	*2005*
Payroll and benefits	$ 173,307	$ 134,541
Employee retirement obligations	59,129	50,327
Workers' compensation	24,933	21,424
Payroll taxes	36,956	33,217
	$ 294,325	$ 239,509

Included in employee benefits and retirement obligations is $42 million at December 31, 2005, related to a defined benefit retirement agreement for the Company's Chief Executive Officer. The amount of this obligation was calculated in accordance with the provisions of the employee's Retirement Agreement (the "Retirement Agreement"), which was initially entered into in 1985 and was in effect as of December 31, 2005. The key assumptions used in the calculation include: expected retirement age, mortality, expected post-retirement Consumer Price Index increase of 3.5% and discount rate of 4.0% at December 31, 2005. Effective October 1, 2006, the Retirement Agreement and the Company's Deferred Compensation Plan (the "DCP") were amended. Future benefit accruals under the Retirement Agreement were frozen and converted from a traditional defined benefit plan into a deferred compensation arrangement within the DCP with market rate interest amounts credited in the future on the converted amount. Therefore, the use of estimates no longer applies for the Retirement Agreement. Included in employee benefits and retirement obligations at December 31, 2006, is $53 million related to the Company's Chief Executive Officer for the DCP and other benefits.

NOTE G — NOTES PAYABLE AND OTHER INDEBTEDNESS

The Company issued promissory notes as well as other forms of indebtedness in connection with certain acquisitions and other payment obligations. These are due in varying installments, carry varying interest rates and, in aggregate, amounted to $4.2 million at December 31, 2006, and $3.1 million at December 31, 2005. At December 31, 2006, $2.1 million of the notes were collateralized by a standby letter of credit. The following table shows the schedule of maturities for notes payable and other indebtedness at December 31, 2006 (in thousands):

2007	$ 363
2008	360
2009	1,580
2010	113
2011	123
Thereafter	1,655
	$ 4,194

At December 31, 2006, the notes carried fixed rates and the weighted average interest rate for the above was approximately 6.9%, 8.7% and 8.7% for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company has an uncommitted letter of credit facility ("the facility") of up to $35.0 million, which is available to cover the issuance of debt support standby letters of credit. The Company had used $27.0 million in debt support standby letters of credit as of December 31, 2006, and 2005. Of the debt support standby letters of credit outstanding as of December 31, 2006, and 2005, $24.8 million satisfies workers' compensation insurer's collateral requirements. There is a service fee of 1.0% on the used portion of the facility. The facility is subject to certain financial covenants and expires on August 31, 2007.

NOTE H — INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31, 2006, 2005 and 2004 consisted of the following (in thousands):

Years Ended December 31,	*2006*	*2005*	*2004*
Current:			
Federal	$ 148,926	$ 128,497	$ 78,681
State	32,329	27,746	17,517
Foreign	21,087	11,432	10,788
Deferred:			
Federal and state	(19,096)	(13,380)	(15,259)
Foreign	(222)	9	2,334
	$ 183,024	$ 154,304	$ 94,061

Income before the provision for income taxes for the years ended December 31, 2006, 2005 and 2004 consisted of the following (in thousands):

Years Ended December 31,	*2006*	*2005*	*2004*
Domestic	$ 423,312	$ 359,709	$219,434
Foreign	42,890	32,465	15,231
	$ 466,202	$ 392,174	$234,665

The income taxes shown above varied from the statutory federal income tax rates for these periods as follows:

Years Ended December 31,	*2006*	*2005*	*2004*
Federal U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.2	4.3	4.2
Tax-free interest income	(0.5)	(0.4)	(0.2)
Non-deductible expenses	0.4	0.3	0.3
Non-U.S. income taxed at different rates, net of foreign tax credits	0.1	(0.4)	1.0
Other, net	0.1	0.5	(0.2)
Effective tax rate	39.3%	39.3%	40.1%

The deferred portion of the tax provision consisted of the following (in thousands):

Years Ended December 31,	*2006*	*2005*	*2004*
Amortization of franchise rights	$ 972	$ 912	$ 600
Amortization of other intangibles	339	449	(476)
Accrued expenses, deducted for tax when paid	(22,154)	(10,239)	(9,428)
Capitalized costs for books, deducted for tax	3,673	226	3,324
Depreciation	(4,980)	(6,815)	(4,441)
Other, net	2,832	2,096	(2,504)
	$ (19,318)	$ (13,371)	$(12,925)

The deferred income tax amounts included on the Consolidated Statements of Financial Position are comprised of the following (in thousands):

December 31,	*2006*	*2005*
Current deferred income tax assets, net	$ 55,066	$ 45,429
Long-term deferred income tax assets, net	35,920	25,406
	$ 90,986	$ 70,835

The components of the deferred income tax amounts at December 31, 2006, and 2005 were as follows (in thousands):

December 31,	*2006*	*2005*
Deferred Income Tax Assets		
Provision for bad debts	$ 6,178	$ 5,774
Employee retirement and other benefit obligations	45,170	37,442
Workers' compensation	9,814	8,512
Deferred compensation	19,656	10,102
Credits and net operating loss carryforwards	22,300	26,818
Property and equipment basis differences	6,054	4,373
Other	11,866	8,276
Total deferred income tax assets	121,038	101,297
Deferred Income Tax Liabilities		
Amortization of intangible assets	(14,156)	(12,845)
Unremitted earnings of foreign subsidiaries	—	(3,036)
Other	(4,359)	(3,446)
Total deferred income tax liabilities	(18,515)	(19,327)
Valuation allowance	(11,537)	(11,135)
Total deferred income tax assets, net	$ 90,986	$ 70,835

The Company has net operating loss carryforwards in a number of states. The tax benefit of these net operating losses is $4.3 million. These state net operating losses expire in 2007 and later. The Company has net operating loss carryforwards in foreign countries. The tax benefit of these net operating losses is $11.5 million. These net operating losses expire in 2007 and later.

The Company has not provided deferred income taxes or foreign withholding taxes on $7.0 million and $13.9 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2006, and 2005, respectively, since the Company intends to reinvest these earnings indefinitely. Foreign tax credits associated with these earnings are expected to offset any U.S. tax liability which would arise upon repatriation.

NOTE I — COMMITMENTS AND CONTINGENCIES

Rental expense, primarily for office premises, amounted to $83.4 million, $75.6 million and $74.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. The approximate minimum rental commitments for 2007 and thereafter under non-cancelable leases in effect at December 31, 2006, were as follows (in thousands):

2007	$ 83,944
2008	72,637
2009	63,196
2010	48,835
2011	25,465
Thereafter	29,498
	$ 323,575

Additionally, as of December 31, 2006, the Company had future purchase commitments of approximately $35.3 million over the next three years primarily related to telecom service agreements, software licenses and subscriptions, and computer hardware and software maintenance agreements.

On September 10, 2004, Plaintiff Mark Laffitte, on behalf of himself and a putative class of salaried Account Executives and Staffing Managers, filed a complaint in California Superior Court naming the Company and three of its wholly owned subsidiaries as Defendants. The complaint alleges that salaried Account Executives and Staffing Managers based in California have been misclassified under California law as exempt employees and seeks an unspecified amount for unpaid overtime pay alleged to be due to them had they been paid as non-exempt hourly employees. In addition, the Plaintiff seeks an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged misclassification of these employees as exempt employees. On June 22, 2006, the Court heard cross-motions concerning class certification. On September 18, 2006, the Court issued an order certifying a class with respect to claims for alleged unpaid overtime pay but denied certification with respect to claims relating to meal periods and rest time breaks. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to continue to vigorously defend against the litigation.

On December 6, 2004, Plaintiffs Ian O'Donnell and David Jolicoeur, on behalf of themselves and a putative class of salaried Staffing Managers, Account Executives and Account Managers, filed a complaint in Massachusetts Superior Court naming the Company and one of its wholly owned subsidiaries as Defendants. The complaint alleges that salaried Staffing Managers, Account Executives and Account Managers based in Massachusetts within the past two years have been misclassified under Massachusetts law as exempt employees and seeks an unspecified amount equal to three times their unpaid overtime compensation alleged to be due to them had they been paid as non-exempt, hourly employees, plus costs and legal fees. The complaint also makes similar allegations under the U.S. Fair Labor Standards Act on behalf of all Staffing Managers, Account Executives and Account Managers employed in any state other than Massachusetts and California within the past three years and seeks an unspecified amount for unpaid overtime pay alleged to be due to them had they been paid as non-exempt, hourly employees, plus an equal amount as liquidated damages. The case has been removed to the United States District Court for the District of Massachusetts. On March 30, 2006, the Court denied Plaintiffs' first motion seeking conditional certification of their federal claims as a collective action on behalf of a group of Staffing Managers, Account Executives and Account Managers. The same day, the Court allowed Plaintiffs to amend their complaint to add claims that the Company failed to pay its exempt employees on a "salary basis" as required by Massachusetts and federal law. Plaintiffs have also filed a second motion for conditional certification of their federal claims in which they seek to represent a class of salaried employees who worked for the Company in any state other than California within three years before the original complaint was filed and seeking permission to mail class members a notice regarding their right to opt into the case as Plaintiffs. The Company has opposed that motion, and the Court has not yet issued a ruling. Because the litigation is at an early stage, it is not feasible to predict its outcome or a range of loss, should a loss occur. Accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to continue to vigorously defend against the litigation.

On August 9, 2005, Plaintiff Lizette Greene, on behalf of herself and a putative class of salaried "inside sales persons," filed a complaint in United States District Court for the Northern District of California naming the Company and three of its wholly owned subsidiaries as Defendants. On December 1, 2005, the Plaintiff amended the Complaint. The Amended Complaint alleges that purported "inside sales persons" based in California have been misclassified under federal law as exempt employees and seeks an unspecified amount for unpaid overtime pay alleged to be due to them had they been paid as non-exempt, hourly employees. In addition, the Plaintiff also makes two claims under the California Private Attorney Generals Act seeking an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged misclassification of these employees as exempt employees. Plaintiff also makes a claim under California Business and Professions Code § 17200 for a putative nationwide class of purported "inside sales persons." On December 22, 2006, the Plaintiff filed a motion for conditional certification of their federal claims in which they seek to represent a class of salaried employees who worked for the Company and certain of its subsidiaries in California within three years before the complaint was filed and seeking permission to mail class members a notice regarding their right to opt into the case as plaintiffs. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to continue to vigorously defend against the litigation.

On March 28, 2006, Plaintiffs Maria Pellegrino, Nadia Balici, Carolyn Cox, Kelli Maresch, Jennifer McCasland and James Rossetto, all former salaried Account Executives based in California, filed a complaint in California Superior Court naming the Company and three of its wholly owned subsidiaries as Defendants. The complaint alleges that Plaintiffs were misclassified under California law as exempt employees and seeks an unspecified amount for unpaid overtime pay alleged to be due to them had they been paid as non-exempt hourly employees. Plaintiffs also seek an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged misclassification of the Plaintiff employees as exempt employees. In addition, Plaintiffs' complaint includes a cause of action for "unfair competition" under the California Business & Professions Code. Under this cause of action, Plaintiffs seek restitutionary damages of unpaid wages for themselves and "all similarly situated employees" as well as recovery of Plaintiffs' attorneys fees. The trial date is presently scheduled for June 4, 2007. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to continue to vigorously defend against the litigation.

On May 4, 2006, Plaintiff Don Tran, on behalf of himself and a putative class of salaried Consultants, and a sub-class of terminated salaried Consultants, filed a complaint in California Superior Court naming Protiviti Inc., a wholly owned subsidiary of the Company ("Protiviti"), as Defendant. The complaint alleges that salaried consultants based in California have been misclassified under California law as exempt employees and seeks an unspecified amount for unpaid overtime pay alleged to be due to them had they been paid as non-exempt, hourly employees. Plaintiff also seeks an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged misclassification of these employees as exempt employees. The complaint further seeks damages and penalties for the failure to provide meal and rest periods, and for the failure to reimburse business expenses, including, without limitation, parking and cellular telephone expenses. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. Protiviti believes it has meritorious defenses to the allegations, and Protiviti intends to continue to vigorously defend against the litigation.

The Company is involved in a number of other lawsuits arising in the ordinary course of business. While management does not expect any of these matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

NOTE J — STOCKHOLDERS' EQUITY

STOCK REPURCHASE PROGRAM. As of December 31, 2006, the Company is authorized to repurchase, from time to time, up to 11.4 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2006, 2005 and 2004, the Company repurchased approximately 7.9 million, 7.6 million and 2.7 million shares of common stock on the open market for a total cost of $273 million, $222 million and $64 million, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of exercise price and applicable statutory withholding taxes. During the years ended December 31, 2006, 2005 and 2004, such repurchases totaled approximately 3.3 million, 1.6 million and 1.0 million shares at a cost of $127 million, $53 million and $25 million, respectively. Repurchases of securities have been funded with cash generated from operations.

Repurchases of shares are applied first to the extent of retained earnings and any remaining amounts are applied to capital surplus. As a result, the Company had no retained earnings as of December 31, 2006.

The repurchased shares are held in treasury and are presented as if constructively retired. Treasury stock is accounted for using the cost method. Treasury stock activity for each of the three years ended December 31, 2006, (consisting of stock option exercises and the purchase of shares for the treasury) is presented in the Consolidated Statements of Stockholders' Equity.

NOTE K — STOCK PLANS

Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock. Grants have been made at the discretion of the Committees of the Board of Directors. Grants generally vest over four years. Shares offered under the plan are authorized but unissued shares or treasury shares.

Options currently outstanding under the plans have an exercise price equal to the fair market value of the Company's common stock at the date of grant and consist of non-statutory stock options under the Internal Revenue Code, and generally have a term of 10 years.

Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant, and receive all dividends with respect to such shares, whether or not the shares have vested. Recipients of stock units do not pay any cash consideration for the units, do not have the right to vote, and do not receive dividends with respect to such units. Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective transition method; accordingly, prior periods have not been restated. Stock-based compensation expense recognized in the Company's Financial Statements for the year ended December 31, 2006, included compensation expense for stock options, which includes grants made prior to, but not yet vested as of December 31, 2005, as well as stock options granted during the year ended December 31, 2006.

SFAS 123(R) requires that excess tax benefits be recognized as an addition to capital surplus and that unrealized tax benefits be recognized as income tax expense unless there are excess tax benefits from previous equity awards to which it can be offset. The Company calculated the amount of eligible excess tax benefits that are available on the adoption date to offset future tax shortfalls in accordance with the long-form method described in paragraph 81 of SFAS 123(R).

Under both SFAS 123 and SFAS 123(R), the Company determines the fair value of stock options using the Black-Scholes valuation model. Under SFAS 123, the Company estimated forfeitures. SFAS 123(R) requires the Company to recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates.

During the year ended December 31, 2006, the Company granted stock options on 0.2 million shares. The assumptions utilized in the Black-Scholes valuation model for these stock options included expected dividend yield of .99%, expected volatility of 38.5%, risk-free interest rate of 4.9% and an expected life of 4.7 years.

For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

SFAS 123(R) requires the Company to recognize compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur, as previously permitted. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

SFAS 123(R) requires the cumulative effect of recognizing compensation expense to be recorded using estimated forfeitures rather than recording actual forfeitures as they occur. Upon adoption, the Company reviewed the cumulative effect of this change in accounting policy and determined it was not necessary to record a cumulative adjustment as the impact was immaterial.

Prior to January 1, 2006, the measurement date for employee performance-based grants was the date the performance criteria was met. As a result of adoption of SFAS 123(R), the Company no longer has employee stock awards subject to variable accounting treatment. Accordingly, compensation cost for all employee restricted stock and stock units is based on the fair market value of the Company's stock on the date of grant and is recognized over the service period.

SFAS 123(R) no longer requires the recognition of deferred compensation upon grant of restricted stock. On January 1, 2006, deferred compensation related to awards issued prior to the adoption of SFAS 123(R) was reduced to zero with a corresponding decrease to capital surplus. In addition, SFAS 123(R) requires the Company to reflect the tax savings resulting from tax deductions in excess of expense reflected in its Financial Statements as a financing cash flow, which will impact the Company's future reported cash flows from operating activities.

Stock-based compensation expense related to stock options recognized under SFAS 123(R) for the year ended December 31, 2006, was $17.6 million. As of December 31, 2006, total unrecognized compensation cost, net of estimated forfeitures, was $13.1 million related to stock options and $78.9 million related to restricted stock and stock units. The unrecognized compensation cost is expected to be recognized over the next 4 years. There was no stock-based compensation expense related to stock options recognized during the year ended December 31, 2005.

The following table reflects activity under all stock plans from December 31, 2003 through December 31, 2006, and the weighted average exercise prices (in thousands, except per share amounts):

	Restricted Stock Plans		Stock Option Plans	
	Number of Shares/ Units	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2003	3,260	$ 18.48	29,187	$ 16.57
Granted	1,275	$ 27.44	1,968	$ 26.69
Exercised	—	—	(3,561)	$ 12.55
Restrictions lapsed	(1,073)	$ 15.74	—	—
Forfeited	(18)	$ 26.51	(916)	$ 20.90
Outstanding, December 31, 2004	3,444	$ 22.62	26,678	$ 17.67
Granted	1,490	$ 30.46	489	$ 30.55
Exercised	—	—	(5,508)	$ 13.98
Restrictions lapsed	(1,030)	$ 19.92	—	—
Forfeited	(56)	$ 26.03	(686)	$ 23.04
Outstanding, December 31, 2005	3,848	$ 26.32	20,973	$ 18.77
Granted	1,953	$ 35.69	207	$ 32.36
Exercised	—	—	(6,706)	$ 15.71
Restrictions lapsed	(1,152)	$ 23.57	—	—
Forfeited	(120)	$ 31.78	(281)	$ 25.04
Outstanding, December 31, 2006	4,529	$ 30.92	14,193	$ 20.29

The total pre-tax intrinsic value of stock options exercised during the years ended December 31, 2006, 2005 and 2004 was $150.9 million, $108.6 million and $50.6 million, respectively. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $42.8 million, $28.7 million and $25.5 million, respectively.

The following table summarizes information about options outstanding as of December 31, 2006 (in thousands, except number of years and per share amounts):

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding as of December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable as of December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$10.41 to $14.28	2,824	2.86	$ 13.58		2,795	2.82	$ 13.58	
$14.37 to $17.32	2,522	5.94	$ 16.55		2,347	5.92	$ 16.61	
$17.47 to $21.17	2,511	2.68	$ 20.10		2,481	2.63	$ 20.10	
$21.41 to $22.56	2,530	4.80	$ 22.20		2,259	4.56	$ 22.28	
$22.70 to $26.56	2,586	6.37	$ 25.16		1,891	5.89	$ 25.05	
$26.61 to $34.75	1,220	7.06	$ 29.69		570	5.57	$ 28.99	
	14,193	4.72	$ 20.29	$ 238,843	12,343	4.29	$ 19.53	$217,140

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price of $37.12 as of December 31, 2006, which would have been received by the option holders had all option holders exercised their options as of that date.

At December 31, 2006, the total number of available shares to grant under the plans (consisting of either restricted stock, stock units, stock appreciation rights or options to purchase common stock) was approximately 6.4 million. Of the 14.2 million options outstanding at December 31, 2006, 12.3 million options were exercisable with a weighted average exercise price of $19.53, and 1.9 million options were not exercisable with a weighted average exercise price of $25.39.

NOTE L — NET INCOME PER SHARE

The calculation of net income per share for the three years ended December 31, 2006 is reflected in the following table (in thousands, except per share amounts):

Years Ended December 31,	*2006*	*2005*	*2004*
Net Income	$ 283,178	$ 237,870	$ 140,604
Basic:			
Weighted average shares	166,003	167,664	169,742
Diluted:			
Weighted average shares	166,003	167,664	169,742
Potentially dilutive shares	5,709	6,718	7,124
Diluted shares	171,712	174,382	176,866
Net Income Per Share:			
Basic	$ 1.71	$ 1.42	$ .83
Diluted	$ 1.65	$ 1.36	$ .79

The weighted average diluted common shares outstanding for the years ended December 31, 2006, 2005 and 2004 excludes the dilutive effect of approximately 0.2 million, 0.1 million and 0.9 million options, restricted stock and stock units, respectively. Employee stock options will have a dilutive effect under the treasury method only when the respective period's average market value of the Company's common stock exceeds the exercise proceeds. Under the treasury method, exercise proceeds include the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in capital surplus, if the options were exercised and the restricted stock and stock units had vested. The computation of potentially dilutive shares also included unvested restricted stock and stock units.

NOTE M — BUSINESS SEGMENTS

The Company, which aggregates its operating segments based on the nature of services, has three reportable segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. The temporary and consultant segment provides specialized staffing in the accounting and finance, administrative and office, information technology, legal, advertising, marketing and web design fields. The permanent placement segment provides full-time personnel in the accounting, finance, administrative and office, and information technology fields. The risk consulting segment provides business and technology risk consulting and internal audit services.

The accounting policies of the segments are set forth in Note A—Summary of Significant Accounting Policies. The Company evaluates performance based on income or loss from operations before interest income, intangible amortization expense, and income taxes.

The following table provides a reconciliation of revenue and operating income by reportable segment to consolidated results (in thousands):

Years Ended December 31,	*2006*	*2005*	*2004*
Net service revenues			
Temporary and consultant staffing	$ 3,133,886	$ 2,640,211	$ 2,187,468
Permanent placement staffing	336,250	219,234	135,882
Risk consulting and internal audit services	543,410	478,994	352,346
	$ 4,013,546	$ 3,338,439	$ 2,675,696
Operating income			
Temporary and consultant staffing	$ 314,754	$ 250,161	$ 151,855
Permanent placement staffing	74,757	44,602	16,919
Risk consulting and internal audit services	60,790	86,798	63,146
	450,301	381,561	231,920
Amortization of intangible assets	851	335	1,025
Interest income, net	(16,752)	(10,948)	(3,770)
Income before income taxes	$ 466,202	$ 392,174	$ 234,665

The Company does not report total assets by segment. The following table represents identifiable assets by business segment (in thousands):

December 31,	*2006*	*2005*
Accounts receivable		
Temporary and consultant staffing	$ 388,939	$ 332,557
Permanent placement staffing	56,772	35,978
Risk consulting and internal audit services	108,608	103,491
	$ 554,319	$ 472,026

The Company operates internationally, with operations in North America, South America, Europe, Asia and Australia. The following tables represent revenues and long-lived assets by geographic location (in thousands):

Years Ended December 31,	*2006*	*2005*	*2004*
Net service revenues			
Domestic	$ 3,169,509	$ 2,702,387	$ 2,186,811
Foreign	844,037	636,052	488,885
	$ 4,013,546	$ 3,338,439	$ 2,675,696

December 31,	*2006*	*2005*	*2004*
Assets, long-lived			
Domestic	$ 107,661	$ 96,339	$ 85,639
Foreign	24,420	14,176	10,144
	$ 132,081	$ 110,515	$ 95,783

NOTE N — QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tabulation shows certain quarterly financial data for 2006 and 2005 (in thousands, except per share amounts):

	Quarter				
2006	1	2	3	4	Year Ended December 31,
Net service revenues	$ 943,924	$ 981,825	$ 1,027,563	$ 1,060,234	$ 4,013,546
Gross margin	$ 393,204	$ 418,002	$ 431,997	$ 451,050	$ 1,694,253
Income before income taxes	$ 109,073	$ 113,730	$ 119,908	$ 123,491	$ 466,202
Net income	$ 65,503	$ 68,655	$ 73,647	$ 75,373	$ 283,178
Basic net income per share	$ .39	$ .41	$ .45	$ .46	$ 1.71
Diluted net income per share	$ .38	$ .39	$ .43	$ .45	$ 1.65

	Quarter				
2005	1	2	3	4	Year Ended December 31,
Net service revenues	$ 769,948	$ 816,711	$ 867,015	$ 884,765	$ 3,338,439
Gross margin	$ 313,834	$ 336,281	$ 356,010	$ 366,924	$ 1,373,049
Income before income taxes	$ 85,277	$ 94,283	$ 105,641	$ 106,973	$ 392,174
Net income	$ 51,593	$ 57,229	$ 64,439	$ 64,609	$ 237,870
Basic net income per share	$ .30	$ .34	$ .39	$ .39	$ 1.42
Diluted net income per share	$ .29	$ .33	$ .37	$ .37	$ 1.36

NOTE O — SUBSEQUENT EVENT

On February 13, 2007, the Company announced a quarterly dividend of $.10 per share to be paid to all shareholders of record on February 26, 2007. The dividend will be paid on March 15, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Robert Half International Inc.:

We have completed integrated audits of Robert Half International Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of stockholders' equity and cash flows present fairly, in all material respects, the financial position of Robert Half International Inc. and its subsidiaries at December 31, 2006, and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Francisco, California
February 22, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

COMPARATIVE PERFORMANCE GRAPH

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate by reference this Annual Report or future filings with the Securities and Exchange Commission, in whole or in part, the following Performance Graph shall not be deemed to be incorporated by reference into any such filings.

The following graph compares, through December 31, 2006, the cumulative total return of the Company's Common Stock, an index of certain publicly traded employment services companies, and the S&P 500. The graph assumes the investment of $100 at the end of 2001 and reinvestment of all dividends. The information presented in the graph was obtained by the Company from outside sources it considers to be reliable but has not been independently verified by the Company.

Comparison of Cumulative Five-Year Total Return



$200
$150
$100
$50
$0
Robert Half International Inc.
S&P 500 Index
Peer Group Index (a)
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006

(a) This index represents the cumulative total return of the Company and the following corporations providing temporary or permanent employment services: CDI Corp.; Kelly Services, Inc.; Manpower Inc.; and Spherion Corp.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Andrew S. Berwick, Jr.
President and Chief Executive Officer of Berwick–Pacific Corporation, a real estate development company

Frederick P. Furth
Senior Partner of Furth Lehmann & Grant LLP, a law firm

Edward W. Gibbons
Founder and President of Gibbons & Co., Inc., a private merchant banking firm

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer of Robert Half International

Thomas J. Ryan
Chairman of the Board and Chief Executive Officer of ISU International, a franchisor of independent insurance agents

J. Stephen Schaub
President of J. S. Schaub & Co., Inc., a firm engaged in investments and financial consulting

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer of Robert Half International

Corporate Headquarters
2884 Sand Hill Road
Menlo Park, California 94025
(650) 234-6000

Registrar and Stock Transfer Agent

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
(800) 356-2017
(800) 231-5469 (TDD)
(201) 680-6578 (Foreign Shareholders)
(201) 680-6610 (TDD Foreign Shareholders)
www.melloninvestor.com/isd

MANAGEMENT

EXECUTIVE OFFICERS

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer

Paul F. Gentzkow
President and Chief Operating Officer – Staffing Services

Robert W. Glass
Executive Vice President, Corporate Development

Michael Buckley
Executive Vice President, Chief Administrative Officer and Treasurer

Steven Karel
Senior Vice President, Secretary and General Counsel

OFFICERS

Evelyn Crane-Oliver
Vice President and Associate General Counsel

Reesa M. Staten
Senior Vice President, Corporate Communications

Paula Streit
Senior Vice President, Operational Finance and Accounting

Elena West
Senior Vice President, Marketing

Form 10-K
The Company's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained free of charge online at www.rhi.com or upon written request to:

Secretary
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, California 94025

Market for Registrant's Common Equity and Related Stockholder Matters
The Company's Common Stock is listed for trading on the New York Stock Exchange under the symbol "RHI". On December 31, 2006, there were approximately 5,900 holders of record of the Common Stock.

Following is a list by fiscal quarter of the sales prices of the stock:

2006	High	Low
4th Quarter	$39.50	$33.18
3rd Quarter	$41.90	$29.91
2nd Quarter	$43.94	$37.44
1st Quarter	$39.81	$35.20

2005	High	Low
4th Quarter	$39.86	$31.98
3rd Quarter	$36.45	$24.66
2nd Quarter	$27.09	$23.95
1st Quarter	$31.12	$26.06

Cash dividends of $0.08 per share were declared and paid in each quarter of 2006. Cash dividends of $0.07 per share were declared and paid in each quarter of 2005.

New York Stock Exchange and Other Filings
The Company submitted the Chief Executive Officer certification required by Section 303A.12(a) of the New York Stock Exchange corporate governance rules, as required, within 30 days following its 2006 Annual Meeting of Stockholders. In addition, the Company's Chief Executive Officer and Chief Financial Officer have each filed the certification required by Section 302 of the Sarbanes-Oxley Act as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

Robert Half International Inc. is an equal opportunity employer.

FSC
Mixed Sources
Product group from well-managed forests and other controlled sources
Cert no. SW-COC-2180
www.fsc.org
© 1996 Forest Stewardship Council

Cover 100# Utopia 1X Gloss Cover
Pages 1 to 30 are printed on 100# Utopia 1X Gloss Book
Balance of book is printed on 70# Finch Smooth Book

WORLDWIDE LOCATIONS

ROBERT HALF LOCATIONS

INTERNATIONAL

AUSTRALIA
- Brisbane
- Melbourne
- Mount Waverley
- Parramatta
- Sydney

BELGIUM
- Antwerp
- Brussels
- Charleroi
- Ghent
- Groot-Bijgaarden
- Hasselt
- Luik
- Roeselare
- Wavre
- Zaventem

CANADA
- Brampton
- Burlington
- Burnaby/Richmond
- Calgary
- Edmonton
- Fraser Valley
- Kitchener/Waterloo
- Markham
- Mississauga
- Montréal
- North York
- Ottawa
- Québec City
- Toronto
- Vancouver
- Vaughan
- West Island
- Winnipeg

CHINA
- Hong Kong

CZECH REPUBLIC
- Prague

FRANCE
- Lille
- Lyon
- Massy
- Nantes
- Paris (2)
- St. Denis
- Versailles
- Vincennes

GERMANY
- Berlin
- Cologne
- Düsseldorf
- Frankfurt
- Hamburg
- Munich
- Stuttgart
- Wiesbaden

IRELAND
- Dublin

ITALY
- Genoa
- Milan
- Rome
- Turin

JAPAN
- Tokyo

LUXEMBOURG
- Luxembourg

THE NETHERLANDS
- Amsterdam
- The Hague
- Rotterdam
- Utrecht

NEW ZEALAND
- Auckland

SINGAPORE
- Singapore

SPAIN
- Madrid

SWITZERLAND
- Zurich

UNITED KINGDOM
- Altrincham
- Basingstoke
- Birmingham
- Bournemouth
- Bristol
- Cambridge
- Cardiff
- Cheltenham
- Edinburgh
- Glasgow
- Guildford
- Hammersmith
- Leamington Spa
- Leeds
- Leicester
- Liverpool
- London (3)
- Manchester
- Milton Keynes
- Nottingham
- Portsmouth
- Reading
- Richmond
- Southampton
- Swindon
- Watford
- Windsor
- Wolverhampton

To reach the office nearest you, please visit **www.rhi.com**.

PROTIVITI LOCATIONS

UNITED STATES

ARIZONA
- Phoenix

CALIFORNIA
- Los Angeles
- Sacramento
- San Francisco
- Santa Clara

COLORADO
- Denver

CONNECTICUT
- Stamford

FLORIDA
- Fort Lauderdale
- Orlando
- Tampa

GEORGIA
- Atlanta

ILLINOIS
- Chicago

KANSAS
- Kansas City

MARYLAND
- Baltimore

MASSACHUSETTS
- Boston

MINNESOTA
- Minneapolis

MISSOURI
- St. Louis

NEW JERSEY
- Woodbridge

NEW YORK
- New York

OHIO
- Cincinnati
- Cleveland

OREGON
- Portland

PENNSYLVANIA
- Philadelphia
- Pittsburgh

TEXAS
- Dallas
- Houston

UTAH
- Salt Lake City

VIRGINIA
- Alexandria
- Vienna

WASHINGTON
- Seattle

WISCONSIN
- Milwaukee

INTERNATIONAL

AUSTRALIA
- Brisbane
- Canberra
- Melbourne
- Sydney

BRAZIL
- São Paulo

CANADA
- Kitchener/Waterloo
- Toronto

CHINA
- Beijing
- Hong Kong
- Shanghai
- Shenzhen

FRANCE
- Paris

GERMANY
- Düsseldorf
- Frankfurt

INDIA
- Mumbai
- New Delhi

ITALY
- Milan
- Rome
- Turin

JAPAN
- Osaka
- Tokyo

MEXICO
- Mexico City

THE NETHERLANDS
- Amsterdam

SINGAPORE
- Singapore

SOUTH KOREA
- Seoul

UNITED KINGDOM
- London

To reach the office nearest you, please visit **www.protiviti.com**.

ROBERT HALF LOCATIONS

UNITED STATES

ALABAMA
- Birmingham

ARIZONA
- Mesa
- Phoenix (2)
- Scottsdale
- Tucson

ARKANSAS
- Fayetteville
- Little Rock

CALIFORNIA
- Anaheim Hills
- Bakersfield
- Burbank
- Carlsbad
- City of Industry
- Covina
- Fairfield
- Fountain Valley
- Fremont
- Fresno
- Glendale
- Irvine
- La Jolla
- La Palma
- Laguna Niguel
- Long Beach
- Los Angeles (2)
- Modesto
- Monterey
- Novato
- Oakland
- Ontario
- Oxnard
- Palm Springs
- Palo Alto
- Pleasanton
- Rancho Cordova
- Riverside
- Roseville
- Sacramento (2)
- San Diego
- San Francisco
- San Jose
- San Mateo
- Santa Barbara
- Santa Clara
- Santa Rosa
- Scripps Ranch
- South San Francisco
- Stockton
- Temecula
- Torrance
- Visalia
- Walnut Creek
- Westlake Village
- Westwood
- Woodland Hills

COLORADO
- Aurora
- Boulder
- Colorado Springs
- Denver
- Englewood
- Fort Collins
- Lakewood

CONNECTICUT
- Danbury
- Hartford
- New Haven
- Shelton
- Stamford

DELAWARE
- Wilmington

DISTRICT OF COLUMBIA
- Washington

FLORIDA
- Boca Raton
- Brandon
- Coral Gables/Brickell
- Fort Lauderdale
- Fort Myers
- Heathrow
- Jacksonville
- Miami
- Naples
- Orlando
- Port St. Lucie
- Sarasota
- St. Petersburg
- Tampa
- West Palm Beach

GEORGIA
- Alpharetta
- Atlanta (3)
- Gwinnett
- Macon
- Savannah

HAWAII
- Honolulu

IDAHO
- Boise

ILLINOIS
- Chicago
- Fairview Heights
- Gurnee
- Hoffman Estates
- Homewood
- Naperville
- Northbrook
- Oakbrook Terrace
- Rosemont

INDIANA
- Fishers/Carmel
- Fort Wayne
- Indianapolis (2)
- Merrillville

IOWA
- Cedar Rapids
- Davenport
- Des Moines
- West Des Moines

KANSAS
- Overland Park

KENTUCKY
- Lexington
- Louisville

LOUISIANA
- New Orleans

MAINE
- Portland

MARYLAND
- Baltimore
- Bethesda/Rockville
- Columbia
- Greenbelt
- Towson

MASSACHUSETTS
- Boston
- Braintree
- Burlington/Lexington
- Cambridge
- Danvers
- Framingham
- Springfield
- Westborough

MICHIGAN
- Ann Arbor
- Dearborn
- Detroit/Southfield
- Grand Rapids
- Kalamazoo
- Lakeshore
- Lansing
- Macomb
- Troy

MINNESOTA
- Bloomington
- Burnsville
- Minneapolis
- Minnetonka/Plymouth
- St. Cloud
- St. Paul

MISSOURI
- Clayton
- Creve Coeur
- Kansas City
- St. Louis
- Sunset Hills

NEBRASKA
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NEVADA
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NEW HAMPSHIRE
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NEW JERSEY
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NEW MEXICO
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NEW YORK
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- New York (3)
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NORTH CAROLINA
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- Greensboro
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OHIO
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OKLAHOMA
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OREGON
- Beaverton
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PENNSYLVANIA
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- Moon
- Philadelphia
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- Reading
- Trevose
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RHODE ISLAND
- Providence

SOUTH CAROLINA
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- Greenville
- Spartanburg

TENNESSEE
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- Nashville

TEXAS
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- Dallas (2)
- El Paso
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- Houston (4)
- Irving
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- Plano
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- San Antonio (2)
- The Woodlands

UTAH
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VIRGINIA
- Alexandria
- Dulles
- Norfolk
- Richmond (2)
- Tysons Corner

WASHINGTON
- Bellevue
- Federal Way
- Lynnwood
- Seattle
- Spokane
- Tacoma

WISCONSIN
- Appleton
- Madison
- Milwaukee
- Waukesha/Brookfield

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END